UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

FORM 10SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

Show Me Ethanol, LLC
(Exact name of registrant as specified in its charter)

Missouri	20-4594551
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Highway 10, West, Richmond, Missouri	64085
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:         (816) 776-2291

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None.	None.

Securities to be registered pursuant to Section 12(g) of the Act:

Class A Membership Units
(Title of class)

Cautionary Statement about Forward-Looking Statements

This Form 10SB contains forward-looking statements involving future events, future business and other conditions, our future performance and our expected operations. These statements give our current expectations or forecasts of future events and are based on our beliefs and expectations and on information currently available to us. Forward-looking statements may include statements in which we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “predict,” “hope,” “will,” “should,” “could,” “may,” “future,” “potential,” or the negatives of these words and all similar expressions.

Because forwards-looking statements involve numerous assumptions, risks and uncertainties, forward-looking statements may turn out to be wrong. Important factors that could significantly affect our current plans, anticipated actions and future financial condition and results include, among others, those set forth under the heading “Risk Factors.” Our actual results may differ materially from those contemplated by any forward-looking statement and we are not under any duty to update the forward-looking statements contained in the Form 10SB. We cannot guarantee our future results or performance or what future business conditions will be like. We caution you not to put under reliance on any forward-looking statements, which speak only as of the date of this document.

Item 1. Description of Business.

Summary

We are a Missouri limited liability company organized in January 2006 with the intention of developing, owning and operating a dry-mill ethanol plant and a related co-products processing facility in west central Missouri. Unless context requires otherwise, references to “the Company,” “we,” “us” and “our” refer to Show Me Ethanol. As a limited liability company, we are governed by Missouri law, our Articles of Organization and our Operating Agreement.

Our principal executive office is located at Highway 10, West, Richmond, Missouri 64085 and our telephone number is 816-776-2291.

We are building a corn-based grain processing facility that will produce ethanol and distillers’ grains (DGs). In this Form 10SB, we refer to this project as the “Ethanol Plant.”

Description of the Project

The Ethanol Plant. The Board chose the location of the proposed Ethanol Plant based on the proximity to Ray-Carroll County Grain Growers, Inc.’s (“Ray-Carroll”) grain facilities, including its access to highway and rail transportation. Access to natural gas, water, proximity and cost of raw material supplies, proximity to livestock, proximity to product markets and amenability to construction were also significant influences on site selection. The elapsed time from the start of construction to mechanical completion of the Ethanol Plant is expected to take approximately 12 months. The Ethanol Plant will consist principally of a processing area, a fermentation area comprised mainly of fermentation tanks, a finished product storage and distillation area, and a drying unit for processing distillers’ grains into dry distillers’ grains.

The Ethanol Plant will use a dry milling process to produce fuel-grade ethanol as its main product and distillers’ grains and carbon dioxide as co-products. Under current plans, the Ethanol Plant will have a design capacity to produce 55 million gallons per year (55 MMGPY) of ethanol. In addition, we expect the plant to produce the equivalent of approximately 176 thousand tons per year of distiller’s grains (DGs). We expect to sell most of our DGs in dry form. There are no current plans to capture and sell carbon dioxide.

There are no current plans to expand the capacity of the Ethanol Plant in future years.

Strategic Relationships and Affiliations. We have strategic relationships with a number of professional organizations that we believe will help us in building and operating our Ethanol Plant. Background information on a number of our key partners is provided below.

•	Ray-Carroll
o	A diversified agribusiness cooperative with annual sales in excess of $100,000,000.
o
Ray-Carroll is intended to be the provider of corn and grain sorghum to the Ethanol Plant. Ray-Carroll handles tens of millions of grain bushels, and an abundance of dry and liquid agricultural products annually.

•	Ray-Carroll Fuels, LLC
o	A wholly owned subsidiary of Ray-Carroll serving a 12 county area in West Central Missouri that with annual sales of 1.5 million gallons of gas and 4 million gallons of diesel.
o	Ray Carroll Fuels is expected to be a purchaser of ethanol we produce.
•	Jefferson City Oil Company
o	A fuel business owned by Tom and John Kolb, both of whom are Managers of the Company and an affiliate of a Class C Unitholder.
o	Jefferson City Oil is headquartered in Jefferson City, Missouri and has annual sales of 35 million gallons of gas and 25 million gallons of diesel with a significant presence in the sale of ethanol
o	Jefferson City Oil is expected to be a purchaser of ethanol we produce.

Plant Engineering and Construction. The construction agreement with ICM, Inc. calls for the Ethanol Plant to be designed for guaranteed production of 55 million gallons of denatured ethanol per operational year, dependent upon the quantity and quality of the feedstock. The Ethanol Plant will consist of the following areas: Grain Receiving, Storage, Handling and Milling; Mash Cooking; Fermentation; Distillation and Dehydration; Liquids and Solids Separation; Evaporation; Drying; and Product Storage and Transportation. No carbon dioxide recovery system is currently included in cost estimations or design plans.

A number of performance guarantees are built into the contract which cover the following general areas: dry-mill process guarantees, ethanol guarantees, utility consumption guarantees.

The Dry Mill Process. The Ethanol Plant will produce ethanol by processing corn. The corn will be purchased from Ray-Carroll. It will then be conveyed to a scalper to remove rocks and debris. Thereafter, the corn will be transported to a hammer mill or grinder where it is ground into a fine powder, or “meal,” and conveyed into a tank for processing. The meal is then mixed with water, heat and enzymes to break the ground corn into a fine liquid or “mash.” Ammonia is added for pH control and as a nutrient to the yeast. The mash is processed through a high temperature cook step, which reduces bacteria levels prior to fermentation. The mash is cooled and transferred to the fermenters where yeast is added and the conversion of sugar to ethanol and carbon dioxide begins.

After fermentation, the resulting liquid is transferred to distillation where the ethanol is separated from the residual stillage. The ethanol is concentrated to 190 proof using conventional distillation and then is dehydrated to approximately 200 proof in a molecular sieve system. The resulting anhydrous ethanol is blended with about 5% denaturant (usually gasoline) and is then ready for shipment to markets throughout the country.

The stillage is separated into a coarse grain fraction and a soluble fraction by centrifugation. The soluble fraction is concentrated to about 30% solids by evaporation. This intermediate is called condensed distillers solubles or syrup. The coarse grain and syrup fractions are then mixed to produce wet distillers’ grains (WDGs) which can either be sold or dried to produce dry distillers grains (DDGs), a high protein animal feed product. Modified wet distillers’ grains (MWDGs) at about 40% moisture can be produced by partial drying of the WDGs. Two dryers operating in series are used to produce DDGs. In the production of DDGs, the syrup is blended with the dry grains leaving the first dryer. This blended feed is then introduced into the second dryer for final drying to DDGs. In the production of MWDGs, all or a portion of the blended feed is diverted to the wet cake pad prior to entering the second dryer.

Site. The site for the Ethanol Plant is located in Carroll County, Missouri, adjacent to Ray-Carroll’s grain facilities. Our site selection process was based upon a number of factors, including the proximity to Ray-Carroll corn origination, storage and handling facilities, availability and cost of corn, natural gas, water supply and electric service, access to rail and truck service through Ray-Carroll facilities, availability of skilled labor, air quality, water rights, tax relief and permitting considerations.

Site Control. In exchange for Class B Units, the Ethanol Plant site was transferred to the Company by Ray-Carroll together with a permanent easement for our use in connection with the construction and operation of the Ethanol Plant of a privately built and maintained road belonging to Ray-Carroll. The site consists of approximately 30 acres. As part of the easement the Ethanol Plant will be responsible for 50% of the road’s maintenance and upkeep. In addition, in connection with the construction of the Ethanol Plant, we will be responsible for all site upgrades required for operation, which may include items such as paving road surfaces. Ray-Carroll received 422 Class B Units in exchange for its investment of and subscription fees in the amount of $4,331,000, together with the land and easements. The 422 Class B Units represent 19.78 percent of our outstanding equity.

Corn Procurement. Ethanol production at our Ethanol Plant will require significant amounts of corn. We have entered a corn supply agreement with Ray-Carroll that has a 20-year initial term (from the date of first delivery of corn). This corn supply agreement will cover the needs for up to 65 million gallons of ethanol production annually. This agreement will allow us to utilize Ray-Carroll’s buying power, facilities and expertise for sourcing and pricing feedstock corn. However, nothing assures that this relationship will result in the lowest cost supply of corn at all times. The agreement requires Ray-Carroll to be commercially reasonable in its pricing of corn to us. The costing method will be a method that results in Ray-Carroll achieving a specific mark-up for its handling and through put services at its Carrollton facility adjacent to the Ethanol Plant. The level of the initial mark-up for such services depends on when the first corn is delivered. The base mark-up is $0.116 per bushel and increases 3% per year as of each anniversary date of the contract. The contract was entered into as of March 1, 2006, therefore the mark-up will increase as of March 1 of each year after 2006. As of March 1, 2007, the mark-up was $0.119 per bushel.

Corn represents approximately 53% of the cost of revenue for ethanol production. To lessen the impact of fluctuating feedstock prices on our profitability, we plan to develop a comprehensive risk management and hedging program. In addition to the savings of having to build only minimal grain storage facilities and rail access, we also gain from the use of Ray-Carroll’s buying power and cash flow support.

DDGs Market. Once the grain is processed and ethanol and carbon dioxide are extracted, the resulting DDGs are intended to be marketed pursuant to a long-term agreement with Ray-Carroll for the marketing of DDGs in local and regional markets. Pursuant to a letter of intent entered into with Ray-Carroll on February 21, 2006, Ray-Carroll has indicated that it will provide the DDGs marketing at prevailing DDGs marketing fees. This marketing “backstop” allows us to utilize Ray-Carroll’s national and international marketing, handling, and shipping capabilities should we do so. Alternatively, we may instead retain a consultant or broker to assist in marketing DDGs to national and international markets.

Ethanol Market. We believe that there are opportunities to market the ethanol we produce on a local, regional and national level. Our proximity to the BNSF Railroad Class I mainline may help minimize our transportation costs. Further, the market opportunities within freight logical truck markets are significant and present a viable marketing opportunity.

We are party to an Ethanol Marketing Contract with Eco-Energy, Inc. The agreement provides that we sell to Eco-Energy all the ethanol we produce during the term of the agreement, and Eco-Energy will purchase all the ethanol we produce. Eco-Energy charges 1% of the ethanol sales price and will provide certain transportation expenses pursuant to the agreement, which are netted against the sales price. Eco-Energy's purchases will be made at the then-current market price for ethanol.

Rail Access

Ray-Carroll has provided an easement to use its track and an agreement to allow the Company to utilize its locomotives for the purpose of transporting DDGs and ethanol from the Ethanol Plant. The value of these agreements was set at $1.6 million and was exchanged for Class B Units. We will be required to make a capital investment (estimated to be approximately $250,000) to extend the track onto our plant site and will be obligated for 50% of the upkeep of the Ray-Carroll track and locomotive on an ongoing basis.

Project Financing

The estimated cost of the Project, including construction and start-up expenses, is approximately $82,000,000. We intend to finance the project with $48 million in debt financing $500,000 in grants, and the balance in equity. We also expect to qualify for state and federal grants which should provide up to $500,000.

Initial Financing/Liquidity and Capital Resources. We have financed our operations since inception primarily through loan advances by Ray-Carroll and the private placement of Class A, B and C Membership Units. As of March 31, 2007, we had cash and cash equivalents of $25,749,875 and total assets of $33,580,477. As of March 31, 2007, we had current liabilities of $636,976, which consist primarily of accounts payable in connection with pre-construction, construction, organizational and development activities. Total members’ equity as of March 31, 2007 was $32,879,823. Since inception, we have generated no operating revenue, and cash flows provided by financing activities through March 31, 2007, consist primarily of loans and the private placement of Class A, B and C Membership Units.

Our continued operations will depend on our ability to raise additional funds through debt financings. To date, our only source of financing has been debt and the proceeds from the sale of our Membership Units.

Project Debt Financing. On March 7, 2007, the Company closed on a $48,000,000 construction loan (the “Loan”) pursuant to a Construction and Term Loan Agreement (the “Loan Agreement”) with FCS Financial, PCA serving as the administrative agent for the transaction. The participating banks in the Loan include FCS Financial, PCA, AgriBank, FCB, Southwest Bank, CoBank, ACB, 1st Farm Credit Services, FLCA, Bank Midwest, N.A. and Progressive FCS (collectively, the “Banks”). Draws on the Loan during the construction period for the Ethanol Project will bear interest at either “prime rate” plus 0.50% or LIBOR plus 3.00%. Following completion of construction of the Ethanol Project and satisfaction of other conditions set forth in the Loan Agreement, the Loan will be converted into a term loan having a maturity date that is 10 years from the conversion date. Following the conversion of the Loan into a term loan, interest can accrue on the Loan, at the election of the Company, at fixed or variable interest rates.

In connection with the closing of the loan, the Company paid closing fees to the Banks in the aggregate amount of $235,000. Until the conversion date of the Loan to a term loan, the Company is obligated to pay the Banks an unused commitment fee equal to 0.30% annum calculated based on the undrawn proceeds of the loan.

The Loan is secured by a first priority security interest in the Company’s real and personal property, including the Ethanol Project.

Under the terms of the Loan Agreement, 50% of the Company’s Excess Cash Flow , as defined in the Loan Agreement, is to be applied on an annual basis to prepay the Loan until such time as $15,000,000 of the Company’s Excess Cash Flow has been used to prepay the Loan.

Chapter 100 Bonds

In September 2006, we entered into an Economic Development Agreement with the County of Carroll, Missouri to implement a tax abatement plan under Missouri law. The plan provides for 100% abatement of real property taxes for twenty years (through December 2028 or twenty years from the construction and commercial operation of the Ethanol Plant, whichever is later). Under this agreement, legal title of our real property will be transferred to Carroll County. The County will issue bonds under Chapter 100 of the Missouri Revised Statutes in the aggregate amount of the total cost of the project, estimated to be $70 million. The bonds will be issued to us so no cash will exchange hands. The County will then lease the real estate back to us. The lease payments will be equal to the amount of the payments on these bonds. All of our right, title and interest in these bonds are expected to be pledged to the County’s finance company as additional security for the construction and term loan. We have an option to purchase the real property by paying off these bonds, paying the trustee fees, plus $1,000.

In return for the abatement of property taxes by the County, we have agreed to pay the County an issuance fee of $10,000 at the time of the issuance of the bonds and an additional $10,000 on each anniversary date thereafter until the bonds are no longer outstanding. In addition, we have agreed to make annual grant payments in lieu of property taxes in the amount of $90,000 for twenty years, the expected term of the bonds. We also agreed to pay the fees of the bond counsel for the transaction and any financial advisor selected by the County.

Ethanol and Grains Markets

We expect to retain an ethanol-marketing consultant or broker to sell a significant portion of the ethanol and DDGs we produce. We have not yet entered into negotiations with fuel marketing firms, however we estimate consultant or broker fees will be approximately 1% of the dollar value of sales.

Distillers’ grains.  We anticipate entering into a long-term agreement with Ray-Carroll for the marketing of DDGs in local and regional markets. Under the terms of a letter of intent provided to us on February 21, 2006, Ray-Carroll has offered to market the DDGs at prevailing DDGs marketing fees. This marketing “backstop” allows us to utilize Ray-Carroll’s national and international marketing, handling, and shipping capabilities should we decide to do so.

Alternatively, we may instead retain a consultant or broker to assist us in marketing DDGs in national and export markets. We anticipate that most of the DDGs produced by us will be sold dry; however, we may sell a small amount of WDGs to feedlots in the immediate area.

In-state sales of DDGs will focus on dairy, poultry and pork operations. Missouri ranks fourth nationally in turkey production, with 256,270,000 turkeys produced in 2005 (Missouri Agriculture Statistics, 2006) and there are significant assets in egg laying and broiler operations in the state as well. In addition, Missouri is home to one of the largest pork production units in the country. We expect the majority of DDGs will be trucked in state.

Carbon Dioxide. Another co-product of the ethanol production process is carbon dioxide (CO2), which is given off in great quantities during fermentation, is collected, cleaned of residual alcohol, compressed and sold for use in a variety of applications. Our plans do not currently include expenditures necessary to collect and sell carbon dioxide.

Transportation and Delivery

The site for the Ethanol Plant adjacent to Ray-Carroll facilities allow us to receive corn by truck and rail and also allow us to load ethanol and DGs onto trucks and rail cars. The Ethanol Plant site is located adjacent to the BNSF Railroad Class I mainline which services the Western United States. In terms of freight rates, rail is considerably more cost effective than truck and, therefore, we intend to ship by rail for distances over 300 miles or when rail proves cost effective. Negotiation of truck and rail rates and service will be an important part of our transportation logistics.

Utilities

The production of ethanol is a very energy intensive process that uses significant amounts of electricity and natural gas. Water supply and quality are also important considerations.

Energy Services. Significant strides have been made over the past 15 years to reduce the energy intensiveness of ethanol production. Presently, about 32,000 BTUs of natural gas energy are required to produce a gallon of denatured ethanol.

Natural Gas. The Ethanol Plant will require a significant and uninterruptible supply of natural gas for its operations. To access sufficient supplies of natural gas to operate the Ethanol Plant, we will need to connect to a distribution source. Although we have no current agreement with any third party to construct a connection, we have contracted with US Energy Services to obtain cost estimates to extend the gas supply from a possible source to the Ethanol Plant and to negotiate a contract for the supply of natural gas. U.S. Energy Services estimated $250,000 to construct a natural gas supply line from the identified potential source to the site of the Ethanol Plant. The pipeline company may pay part or all of this cost. We anticipate entering into an agreement with a natural gas provider and expect that the natural gas supply will be sufficient to meet our needs. Natural gas prices have historically fluctuated dramatically, which could significantly affect the profitability of our operations.

Electricity. The Ethanol Plant will require a continuous supply of electrical energy. We have contracted with US Energy Services to negotiate with local electric providers for the supply of electrical service. The Ethanol Plant will require the installation of a new substation with switch gear, metering equipment and circuit breakers. We anticipate entering into an agreement with KCPL regarding the specific type and nature of service to be utilized before we begin construction of the Ethanol Plant. Approximately 175 Kw of electrical power is required to produce each gallon of denatured ethanol.

Water. We estimate that our Ethanol Plant will require 5 gallons of water for each gallon of ethanol produced. At a production rate of 55 million gallons per year of ethanol, we will require approximately 550 gallons of water per minute, 24 hours per day, 365 days per year. We intend to source our water supply either from the city of Carrollton or from wells drilled at the plant site. A decision has not been made as to which alternative will provide the most cost effective and reliable source. We are currently investigating the options.

Much of the water used in an ethanol plant is recycled back into the process. There are, however, certain areas of production where fresh water is needed. Those areas include boiler makeup water and cooling tower water. Boiler makeup water is treated on-site to minimize all elements that will harm the boiler and recycled water cannot be used for this process. Cooling tower water is deemed non-contact water (it does not come in contact with the mash) and, therefore, can be regenerated back into the cooling tower process. The makeup water requirements for the cooling tower are primarily a result of evaporation. The only wastewater effluent streams from the facility will be boiler and cooling tower blow-down. Water must be purged from these operations to manage the accumulated minerals due to evaporation. We anticipate that water from the cooling tower and the boiler blow-down water will be discharged to surface water or an evaporation pond. A permit for such discharge would be required. If we are unable to access the municipal sewer, we may also require a permit as a non-point discharge source from the National Pollutant Discharge Elimination System.

Regulatory Permits

The following is a list of the required federal, state, and local permits we will be required to obtain in connection with the construction and operation of the Ethanol Plant:

Regulatory Approvals (Construction, Startup, or Operation)

Permit/Plan/Approval
Federal Permits
• Prevention of Significant Deterioration and Construction Permits
• Applicable Federal New Source Performance Standard
• Applicable National Emission Standards for Hazardous Air Pollutants
• Title V Operating Permit of the Clan Air Act Amendments of 1990
• Risk Management Plan
• National Pollutant Discharge Elimination System Permits
• Alcohol Fuel Permit
• Comprehensive Environmental Response Compensation and Liability Act and Community Right to Know Act(CERCLA/EPCRA)
State Permits
• Water Quality Permits
• Air Quality Permits
• Storage Tank Permits
• State Liquor License
• Water Appropriation Permits
• Highway Access Permit
• Boiler License

Employees

We currently have no employees. After completion of the Ethanol Plant, we expect to have at least 30 employees.

Our success depends in part on our ability to attract and retain competent personnel who will be able to help achieve the operational goals of the Ethanol Plant. We must hire qualified managers, accounting, human resources and other personnel. If we are unable to hire and maintain productive and competent personnel, our ability to produce and sell our products could be materially and adversely affected.

Competition

We expect to be in direct competition with producers of ethanol and other alternative fuel additives. Many of these producers have significantly greater resources than we do. We also expect the number of competitors to increase. The development of other ethanol plants, particularly those in close proximity to our facility, will increase the supply of ethanol and may result in lower local ethanol and distillers grains prices and higher costs for supplies of corn.

We will be in direct competition with numerous other ethanol plants that produce the same products that we do. We plan to compete with other ethanol producers on the basis of price of ethanol and delivery service.

With the amount of livestock in the area, we believe we can sell a portion of our distillers grains to local markets in the form of dried distillers grains and wet distillers grains. We believe that the close proximity of these markets will allow us to save on transportation and delivery costs. We believe that these advantages will allow us, if necessary, to sell some or all of our products at lower prices because of efficiencies arising from the plant, and the close proximity of the plant to existing corn supplies and ethanol and distillers grains markets.

The largest ethanol producers include Archer-Daniels-Midland Company and Cargill, Incorporated . In total, there are a number of other producers that are of a similar or greater size as our proposed plant, many of which may have substantially greater financial and other resources than we do. We also expect that additional ethanol producers will continue to enter the market if the demand for ethanol continues to increase.

We expect to be in direct competition with other ethanol producers in close proximity to our proposed plant. These competitors may compete with us for, among other things, corn and personnel. Because of their close proximity, these competitors may also be more likely to sell to the same markets that we intend to target for our ethanol and distillers grains.

Risk Factors

We are a development stage company with no operating history.

We are a development stage company, organized on January 24, 2006, with no history of operations from which investors can evaluate our business and business opportunities. Our efforts to date have been limited to organizational activities, development at the Ethanol Plant and feasibility analyses, and raising the necessary capital. We face significant risks and uncertainties relating to the development of the Ethanol Plant and our business plan. If we are unsuccessful in addressing these risks and uncertainties and in developing and implementing a business plan, our financial condition will be materially adversely affected and we will be forced to discontinue our business operations.

The assumptions we use may not materialize and our actual business and operations could differ materially as a result.

Many of our assumptions are based on documents or agreements that are not yet final or even negotiated, and proposals or plans that have not been implemented. Definitive versions of such agreements, documents, plans, or proposals may contain terms or conditions that vary significantly from our assumptions and may not materialize or, if they do materialize, may not prove to be profitable. Our actual results or actual business or other conditions may differ materially from those currently contemplated.

Our business will be limited to the production and sale of fuel-grade ethanol and distillers’ grains.

Our business will not be well diversified; rather, it will be principally limited to the production and sale of fuel-grade ethanol produced from corn and the sale of the related co-product, distillers’ grains. The lack of diversification of our business may limit our ability to adapt to changing business and market conditions.

There is no public market for the Class A Units.

There is currently no market for the Class A Units. We do not intend to apply for listing of the Class A Units on any stock exchange or quotation system. Our Articles of Organization and Operating Agreement contain restrictions on the transfer of Class A Units. In addition, federal and state law restricts transferability of the Class A Units. It may be difficult or impossible for you to liquidate your investment when you desire to do so. Therefore, you may be required to bear the economic risks of the investment for an indefinite period of time.

We need third party debt financing to construct and operate the Ethanol Plant.

Based on current cost estimates, we believe we will need approximately $82,000,000 to build the Ethanol Plant and fund our initial business operations, including our initial working capital needs. We intend to use debt financing of approximately $49 million for costs of construction and initial operation of the Ethanol Plant. The use of debt financing increases the risk that we will not be able to operate profitably because we will need to make principal and interest payments on the indebtedness. Debt financing also exposes you to the risk that your entire investment could be lost in the event of a default on the indebtedness and a foreclosure and sale of the Ethanol Plant and its assets for an amount that was less than the outstanding debt.

Debt service and restrictive loan covenants could limit our ability to borrow additional funds or to make cash distributions and have other important consequences.

We will be required to borrow substantial funds to build the Ethanol Plant and fund our initial business operations. Our capital structure will be leveraged. It is possible that our debt service requirements may make us more vulnerable to economic or market downturns. If we are unable to service our debt, we may be forced to reduce or delay planned capital expenditures, sell assets, restructure our indebtedness or seek additional equity capital. We cannot assure you that we can accomplish any of these strategies on satisfactory terms, if at all. In addition, the terms of our debt financing agreements contain numerous financial, maintenance and other restrictive covenants. These covenants, among other things, place limits on our ability to make cash distributions to our members.

To repay our debt, we will require a significant amount of cash and our ability to generate cash depends on many factors.

As of March 31, 2007, the total amount of our long-term debt was $63,678. We have also entered into a Construction and Term Loan Agreement with FCS Financial, PCA Serving as the administrative agent for the transaction, providing $48,000,000 in financing for the construction of the Ethanol Plant. Our ability to repay our debt and to continue to borrow money will depend on our financial and operating performance and on our ability to successfully implement our business strategy. We cannot assure you that we will be successful in implementing our strategy, or in realizing our anticipated financial results. Our financial and operational performance depends on numerous factors, including prevailing economic conditions and on certain financial, business, political and other factors beyond our control. We cannot assure you that our cash flows and financial resources will be sufficient to repay our anticipated debt obligations. If we are unable to repay or refinance our indebtedness or raise funds through asset sales, sales of equity or otherwise, our business would be materially and adversely affected.

We are dependent upon ICM, Inc. to design, engineer and construct the Ethanol Plant.

We will depend on our design company, ICM, Inc., to design, engineer and construct the Ethanol Plant. We will also depend upon its experience and ability to train us in operating the Ethanol Plant upon completion. If the Ethanol Plant is not built or does not operate as we expect, our right to rely on this design company to remedy any deficiencies or defects will be limited by the terms of our contract. If the design company is unable to complete the design and construction of the Ethanol Plant or otherwise provide us with services or meet any of its material obligations to us for any reason, our operations would likely be adversely affected and we might be required to seek additional capital or discontinue development of the Ethanol Plant.

We will be dependent on Ray-Carroll Country Grain Growers Inc. for various services including our grain sourcing.

We will depend on Ray-Carroll, a holder of our Class B Units, for our grain feedstock sourcing. If Ray-Carroll defaults on its agreement to timely provide us grain feedstock sourcing in sufficient quantities for our operation, we would be materially adversely affected as it would be very difficult to replace this feedstock source.

We may encounter defective material and workmanship or process engineering.

Under the terms of the design and engineering contract, ICM, Inc. warrants that the material and equipment which it procures to build the proposed Ethanol Plant will be free from mechanical defects and defects in material and workmanship for a period of time from the date of the proposed Ethanol Plant start-up. In addition, ICM, Inc. warrants that the process design and engineering will satisfy certain performance criteria. ICM, Inc. has significantly limited their liability to us through provisions negotiated in their contracts with us. Any defects in material or workmanship may cause substantial delay in the commencement of operation of the Ethanol Plant. If defects are discovered after operation, or if the Ethanol Plant fails to meet the performance criteria, it could cause substantial delay in the commencement of operation of the Ethanol Plant and may have a material adverse impact on our financial performance and could harm our business.

We could face environmental issues that could delay or prevent construction or increase our costs.

Environmental issues regarding compliance with applicable environmental standards could arise at any time during the construction and operation of the proposed Ethanol Plant. We have received preliminary approval for a number of required permits; however, final issuance of permits will not occur until actual operations commence. We may have difficulty obtaining the necessary environmental permits required in connection with the operation of the Ethanol Plant. As a condition to granting necessary permits, regulators could make demands that increase our costs of construction and operations.

The condition of our construction site may differ from what we or the design company expects.

If we or the design company encounter concealed, unknown or unexpected conditions, then the design company may be entitled to an adjustment in the contract price and time of performance if the conditions affect costs and performance time. In any event, concealed, unknown or unexpected conditions will increase the cost of the Ethanol Plant. By concealed, unknown or unexpected conditions, we mean any concealed physical conditions at the site that differ from the conditions contemplated in the proposed Project plans, or any unknown or unexpected conditions that differ materially from the conditions ordinarily encountered in similar work. Although the site will be inspected, concealed, unknown or unexpected conditions are often very difficult to detect and there can be no assurance that we will not encounter concealed, unknown or unexpected conditions.

Construction of the Ethanol Plant could cost more than anticipated.

Although our contract with ICM, Inc. to engineer, design and build the Ethanol Plant includes a guaranteed maximum price arrangement, construction and other cost overruns can occur. Cost overruns in connection with the Ethanol Plant are very possible due to change orders approved by us, delays in completion of the Ethanol Plant due to various factors, including acts of God, destruction of the Ethanol Plant by fire or other hazards, and inability to obtain materials or labor or other factors. Cost overruns could cause substantial delay in the commencement of operation of the proposed Ethanol Plant and may have a material adverse impact on our financial performance and could harm our business. Our estimated cost and use of funds includes a construction contingency of approximately $700,000 to cover such costs, however, there can be no assurance that such cost overruns will not exceed this amount and we could be required to borrow additional debt to cover such overruns. There are no assurances that such debt would be available or if available would be on terms favorable or acceptable to us.

Construction of the Ethanol Plant could suffer delays that could harm our business.

We have developed an ambitious timetable for completion of the Ethanol Plant. Our timetable depends upon weather and seasonal factors affecting construction projects generally. While we have no knowledge of any events or circumstances such as permitting delays, construction delays or other events that could hinder our schedule, delays often occur in connection with large-scale construction projects. The factors and risks described in this “Risk Factors” section, as well as changes in interest rates or changes in political administrations at the federal, state or local level that result in policy changes towards ethanol, could cause construction and operational delays. If it takes longer obtain necessary permits or build the Ethanol Plant than we anticipate, we could be forced to seek additional sources of funds and our ability to sell increased amounts of ethanol products would be delayed, which would harm our business, make it more difficult to service any debt obligations and reduce the value of any investment.

Operations costs could be higher than anticipated.

In addition to general market fluctuations and economic conditions, we could experience significant cost increases associated with the on-going operation of the Ethanol Plant caused by a variety of factors, many of which are beyond our control. These cost increases could arise from, among other things, an inadequate supply and resulting increased prices for corn. Labor costs can increase over time, particularly if there is any shortage of labor or shortage of persons with the skills necessary to operate the Ethanol Plant. Adequacy and cost of water, electric and natural gas utilities could also affect our operating costs. Changes in price, operation and availability of truck and rail transportation may affect our profitability with respect to the transportation of ethanol and other products to our customers.

The cost of compliance with regulations could be higher than expected.

The operation of the Ethanol Plant will be subject to ongoing compliance with all applicable governmental regulations, such as those governing pollution control, ethanol production, grain purchasing and other matters. If any of these regulations were to change, it could cost us significantly more to comply with them. Further, other regulations may arise in future years regarding the operation of the Ethanol Plant, including the possibility of required additional permits and licenses. We might have difficulty obtaining any such additional permits or licenses, and they could involve significant unanticipated costs. We will be subject to all of those regulations whether or not the operation of the Ethanol Plant is profitable.

Low gasoline prices could reduce profitability.

Although not a perfect correlation, the price of ethanol tends to follow the price of gasoline. As the price of gasoline increases, the price of ethanol tends to increase; however, increasing gasoline prices does not necessarily mean that the price paid for ethanol will also increase. As the price of gasoline decreases, the price of ethanol tends to decrease. Any reduction in gasoline prices would likely lead to lower prices for ethanol and adversely affect our operating results and viability.

We may not be able to sell our ethanol and distillers’ grains at prices at which we can make a profit or at all.

The market for ethanol and DGs may not continue to grow and the prices for ethanol and DGs may decrease significantly. Prices for ethanol and DGs can vary significantly over time and may decrease in price. We cannot assure you that we will be successful in selling and distributing the ethanol and DGs produced at the Ethanol Plant at a price sufficient to generate profits in the business.

Hedging transactions involve risks that could harm our business.

In an attempt to minimize the effects of the volatility of corn costs on operating profits, we intend to implement hedging strategies through such activities as entering into forward contracts and acquiring options for the purchase of corn in futures markets. Hedging means protecting the price at which we buy corn and the price at which we will sell our products in the future. It is a way to attempt to reduce the risk caused by price fluctuations. The effectiveness of such hedging activities is dependent upon, among other things, the cost of corn and our ability to sell sufficient amounts of ethanol and distillers’ grains to utilize all of the corn subject to the futures contracts. Although we will attempt to link hedging activities to sales plans and pricing activities, such hedging activities can themselves result in costs because price movements in grain contracts are highly volatile and are influenced by many factors that are beyond our control. We may incur such costs and they may be significant.

We will operate in an intensely competitive industry and there can be no assurance that we will be able to compete effectively.

When fully operational, our Ethanol Plant will be of a size that we expect that our efficiencies will make us a relatively low cost producer of ethanol; however, intense competition in the ethanol industry threatens our ability to succeed in building a profitable business. We expect to engage an ethanol marketing firm to identify valuable markets for our ethanol, but there is no guarantee that we will be able to successfully penetrate those markets. Other companies presently in the market, or that could enter the market, could adversely affect prices for the ethanol and other products we sell. Commodity groups in Missouri and neighboring states have encouraged the construction of ethanol plants, and there are numerous other entities considering or in the process of constructing ethanol plants. This competition will be felt in the marketplace. Nationally, the ethanol industry will become more competitive given the substantial new construction and expansion that is occurring in the industry. We will compete with ethanol producers such as Archer Daniels Midland and Cargill, among others, all of which are better capitalized and capable of producing large quantities of ethanol. In addition, there are several Missouri and other Midwestern and Central Plains regional ethanol producers which have recently formed, are in the process of forming, or are under consideration. In light of such competition, there is no assurance that we will be able to successfully operate the Ethanol Plant.

Ethanol competes with other fuel oxygenates.

The Ethanol Plant will also compete with producers of other gasoline additives having octane and oxygenate attributes that are similar to ethanol, such as producers of the petroleum-based product MTBE. Although the use of MTBE in the United States has been greatly curtailed by legislation recently enacted in a number of states, many major oil companies still produce MTBE. Alternative gasoline oxygenates, alternative fuels and alternative ethanol production methods are continually under development, and may threaten the long-term viability of ethanol as a gasoline additive. The major oil companies have significantly greater resources than we have to market fuel oxygenates, to develop alternative products, and to influence legislation and the public perception about MTBE and ethanol. These companies also have sufficient resources to begin the production of ethanol should they choose to do so.

Corn-based ethanol may compete with other sources of ethanol in the future.

Most ethanol in the United States is produced from corn and grain sorghum; however, researchers are continuing to work on developing an efficient method of producing ethanol from other sources. Although we believe current technology is not sufficiently efficient to be competitive, new conversion technologies may become viable ethanol production methods in the future. If an efficient method of producing ethanol from other sources were to be developed, we may not be able to compete effectively.

Alternatives to the combustion engine which are under development could reduce gasoline and ethanol consumption in the future.

Alternative sources of energy, such as electricity and hydrogen fuel cells, are receiving greater attention and research dollars from government and industry. Although we believe these alternatives are not economically feasible at present, if these new technologies were to become economically viable, they could negatively impact the demand for ethanol.

Our business is sensitive to the price of corn and ethanol. When corn prices increase (or ethanol prices decrease), we may not be able to pass on the cost of these price fluctuations to our customers.

Corn, as with most other crops, is affected by weather conditions. A significant reduction in the quantity of corn harvested due to adverse weather conditions, disease or other factors would result in increased corn costs.

Changes in the price of corn can significantly affect our business. This is especially true because the cost of corn represents over 50% of our cost of revenue, and approximately 80-85% of our projected revenue will be derived from the sale of ethanol. Rising corn prices and/or falling ethanol prices produce lower profit margins. Because there is little, if any, correlation between the price of corn and the price of ethanol, we cannot be certain that we will be able to pass along increased corn prices to our ethanol customers or to otherwise hedge to protect our manufacturing margins. Furthermore, our cost of revenue would not be reduced (by lower corn costs) when the price of ethanol decreases. The prices for corn and ethanol have fluctuated significantly in the past and this price fluctuation may continue in the future. We cannot assure you that any fluctuation in the price of our feedstock (corn) will correspond with the fluctuation in the price of our primary source of revenue (ethanol) in such a way that will allow us to completely hedge or otherwise operate the Ethanol Plant profitably. If corn prices or ethanol prices move in unfavorable directions over extended periods of time, our financial performance will be materially and adversely affected and we may be forced to discontinue operations.

To produce ethanol, we will need a significant supply of water.

Water supply and water quality are important requirements to produce ethanol. We believe that we will have access to a water supply either from the city or through an onsite well that should be sufficient for the operation of our Ethanol Plant, but our estimates regarding water requirements could be incorrect or the water supply may prove to be inadequate. We cannot assure you that we will be able to find alternate sources of water at commercially reasonable prices, if at all.

Ethanol production is energy intensive, and we will need significant, uninterrupted supply of electricity and natural gas.

Significant amounts of electricity and natural gas are necessary to operate our proposed Ethanol Plant. We have enlisted US Energy Services to negotiate with potential providers of electricity and natural gas. We plan to enter into agreements with companies to provide the needed energy for the Ethanol Plant. We cannot assure you that we will be able to obtain sufficient supplies of energy or procure alternative sources of energy on terms that are satisfactory to us. In addition, natural gas and electricity prices have historically fluctuated significantly. Increases in the price of natural gas or electricity would harm our business by increasing our energy costs.

Ethanol production also requires a constant and consistent supply of energy. If there is any interruption in our supply of energy for whatever reason, such as supply, delivery or mechanical problems, we may be required to halt production. If production is halted for any extended period of time, it will have a material adverse effect on our business. If we were to suffer interruptions in our energy supply, our business would be harmed.

Transportation costs are a significant factor in the price of ethanol.

Because ethanol cannot currently be shipped to its final destination by multi-fuel pipeline, ethanol must be delivered through a dedicated transmission system whether that be truck, rail, barge or pipeline. Typically, ethanol is blended with gasoline at a terminal where the final product is loaded into trucks. For longer distances, such as from the Midwest to California, ethanol generally can only be transported economically by rail or sea. Although we plan to consider the cost of transportation in developing our marketing plan and expect to enter into contracts with transportation providers to establish our costs, we cannot control the cost of transportation completely. Should transportation costs increase, we may not be able to pass along all of the increase in the cost of transportation to our customers.

Success of the Ethanol Plant depends on hiring and maintaining competent personnel.

We will need to hire approximately 30 employees to operate the Ethanol Plant upon its completion. Our success depends in part on our ability to attract and retain competent personnel who will be able to help achieve the operational goals of the Ethanol Plant. We must hire qualified managers, accounting, human resources and other personnel. If we are unable to hire and maintain productive and competent personnel, our ability to produce and sell our products could be materially and adversely affected.

Technological advances could make the plant obsolete.

Technological advances in the processes and procedures for processing ethanol should be expected. It is possible that those advances could make the processes and procedures that will be utilized at our Ethanol Plant obsolete or cause the ethanol produced at our Ethanol Plant to be of lesser quality or higher price than that of plants which utilize any new advanced technology. It is also possible that technological advances could reduce the use of ethanol over time.

Other legislative or regulatory developments could adversely affect the ethanol business.

The regulation of the environment is a constantly changing area of the law. It is possible that more stringent federal or state environmental rules or regulations could be adopted that could increase our operating costs and expenses. It is also possible that federal or state environmental rules or regulations could be adopted which could have an adverse effect on the use of ethanol. If government support and mandates were to decline or cease, demand for ethanol could decline. In light of recent substantial increases in the built and planned capacity to produce ethanol, a decline or ceasing of increased ethanol demand could have a material adverse effect on our ability to operate profitably or at all.

If tax incentives were terminated, it would likely adversely affect our business.

There are various federal and state laws, regulations and programs that have led to the increasing use of ethanol, including various subsidies and other forms of financial incentives. Some of these laws provide economic incentives to produce ethanol and some of these laws mandate the use of ethanol. The revocation or amendment of any one or more of those laws, regulations or programs could adversely affect the future use of ethanol in a material way, and we cannot assure you that any of those laws, regulations or programs will be continued. Government support of the ethanol industry could change and materially and adversely affect the profitability of our business. Congress and state legislatures could remove economic incentives and mandates for the use of ethanol.

Tax liabilities may exceed cash distributions.

Our taxable income allocated to you could exceed any cash distributions you may receive from us. This may occur if the Board determines that the cash generated by the business is needed to fund our activities or other obligations, rather than being available for distribution to our members, or if we are prohibited from making distributions pursuant to the terms of our debt financing. It is possible that you may not receive cash distributions sufficient to pay the tax liability attributed to you, and therefore you may be forced to pay tax liabilities out of your personal funds.

Item 2. Management’s Discussion and Analysis or Plan of Operation.

This Management’s Plan of Operations is a discussion of our plans for the project from the present to the start-up of our facility. This plan reflects our current assumptions and is subject to change as the project progresses.

Overview
We are a start-up company in the development stage, with no current operations or revenues. We plan to build and operate a 55 million gallons per year (mgpy) dry mill ethanol plant in west central Missouri that will process corn into fuel grade ethanol and distillers grains. We began construction of the plant in June 2007 and estimate that it will take approximately 12 months to complete construction of the plant.

We intend to build our proposed ethanol plant in Carroll County, Missouri. We estimate that the total cost of the project, including construction of the plant and start-up costs, will be approximately $82 million. The plant will have approximately 30 employees after we commence operations.

To date, our efforts have been devoted principally to developing our planned project and related activities. We will not generate revenue until we complete construction of our proposed plant.

The following discussion of our plans for the development, construction and operation of the plant reflects our current expectations and may be subject to changes as the project progresses and as circumstances require.

Background of the Project

Following our organization as a limited liability company in January 2006, we commenced an offering of our Units to raise funds to support planning and development of the project. The private offering for Class A units was closed in August 2006 with 1,498 membership units being sold to 548 members for total proceeds of $23,018,000, including $548,000 of subscription fees. The Class B units authorized for issuance by the Company were reserved for sale to Ray-Carroll County Grain Growers, Inc. A total of 422 Class B units have been issued at a price of $15,000 per unit, for total cash proceeds of $4,331,000, including $1,000 in subscription fees, and $2,000,000 in land and easements. The Class C units authorized for issuance by the Company were reserved for sale to a group of investors under a separate offering. A total of 213 Class C units have been issued at a price of $15,000 per unit, for total proceeds of $3,196,000, including $1,000 in subscription fees.

Plan of Operations Until Plant Start-Up

From the date of this registration statement to the date of our anticipated start-up, we will be actively involved in: preparing our plant site, completing construction related agreements and securing necessary permits, constructing our plant, and arranging and negotiating agreements for the purchase of natural gas and other needs. We believe that we will have sufficient cash resources to cover all of our expenses associated with the construction and commencement of operations of the plant. We also believe that we will have sufficient operating capital to cover our staff, office, audit, legal, compliance, training and other start-up expenses during this period. We estimate that we will need approximately $82 million to complete the project.

We expect to continue work principally on the development of our proposed ethanol plant, obtaining the necessary construction permits, and negotiating other contracts.

We expect to complete construction of the proposed plant and commence operations in June 2008.

We estimate the cost of our project, including land, site development, organizational, financing, pre-production period and start-up expenses, will be approximately $82 million for a 55 mgpy gas-fired facility. The most significant expense will be payments in connection with the construction of the Ethanol Plant. The Company is party to a contract with ICM, Inc. for the construction of the Ethanol Plant. A down payment of approximately $6.2 million was required under the contract. The amount of monthly payments over the remaining months until construction of the Ethanol Plant is complete will depend on the specific construction tasks and materials used in the relevant period. As of the date of this filing, the down payment to ICM, Inc. has been paid. Construction of the Ethanol Plant has begun and is expected to be completed by June 2008. Milestones prior to completion of construction will be construction-related, and include:

•	Completion of concrete work, which is now underway and which is expected to be completed in August 2007;
•	Completion of primary buildings, which is expected to occur in December 2007;
•	Construction of tanks, which is expected to begin in August 2007;
•	Substantial completion of Ethanol Plant in March 2008.

The construction contract includes a guaranteed maximum price arrangement. However, construction and other cost overruns could occur. In addition, severe weather conditions could cause delays in construction, as could failures by ICM, Inc. to complete tasks on schedule. The project is currently on schedule.

On March 7, 2007, the Company closed on a $48,000,000 construction loan (the “Loan”) pursuant to a Construction and Term Loan Agreement (the “Loan Agreement”) with FCS Financial, PCA serving as the administrative agent for the transaction. The participating banks in the Loan include FCS Financial, PCA, AgriBank, FCB, Southwest Bank, CoBank, ACB, 1st Farm Credit Services, FLCA, Bank Midwest, N.A. and Progressive FCS (collectively, the “Banks”). Under the terms of the Loan Agreement, the Company is obligated to expend $15,800,000 on construction costs associated with the Ethanol Project before the Banks are obligated to fund any draws on the Loan. Draws on the Loan during the construction period for the Ethanol Project will bear interest at either “prime rate” plus 0.50% or LIBOR plus 3.00%. Following completion of construction of the Ethanol Project and satisfaction of other conditions set forth in the Loan Agreement, the Loan will be converted into a term loan having a maturity date that is 10 years from the conversion date. Following the conversion of the Loan into a term loan, interest can accrue on the Loan, at the election of the Company, at fixed or variable interest rates.

In connection with the closing of the loan, the Company paid closing fees to the Banks in the aggregate amount of $235,000. Until the conversion date of the Loan to a term loan, the Company is obligated to pay the Banks an unused commitment fee equal to 0.30% annum calculated based on the undrawn proceeds of the loan.

The Loan is secured by a first priority security interest in the Company’s real and personal property, including the Ethanol Project.

Under the terms of the Loan Agreement, 50% of the Company’s Excess Cash Flow , as defined in the Loan Agreement, is to be applied on an annual basis to prepay the Loan until such time as $15,000,000 of the Company’s Excess Cash Flow has been used to prepay the Loan.

Trends and Uncertainties Impacting the Ethanol Industry and Our Future Operations

If we are able to build the plant and begin operations, we will be subject to industry-wide factors, as well as factors affecting the economy at large, that affect our operating and financial performance. The industry-wide factors include, but are not limited to, the available supply and cost of corn from which our ethanol and distillers grains will be processed; the cost of natural gas, which we will use in the production process; dependence on our ethanol marketer and distillers grains marketer to market and distribute our products; the intensely competitive nature of the ethanol industry; possible legislation at the federal, state and/or local level; changes in federal ethanol tax incentives and the cost of complying with extensive environmental laws that regulate our industry.

We expect ethanol sales to constitute the bulk of our future revenues. We expect to benefit from federal ethanol supports and federal tax incentives. Changes to these supports or incentives could significantly impact demand for ethanol. An increase in the number of new plants will bring an increase in the supply of ethanol. Thus future supply could outweigh the demand for ethanol in the future. This would have a negative impact on our earnings in the long term.

Trends and Uncertainties Impacting the Corn and Natural Gas Markets and Our Future Cost of Goods Sold

We expect our future cost of goods sold will consist primarily of costs relating to the corn and natural gas supplies necessary to produce ethanol and distillers grains for sale. Variables such as planting dates, rainfall, and temperatures will likely cause market uncertainty and create corn price volatility throughout the year. Although we do not expect to begin operations until for some time, we expect these same factors will continue to cause volatility in the price of corn, which will significantly impact our cost of goods sold.

Natural gas is also an important input commodity to our manufacturing process. We estimate that our natural gas usage will be approximately 10% to 15% of our annual total production cost. Recently, the price of natural gas has risen along with other energy sources. We look for continued volatility in the natural gas market. Any ongoing increases in the price of natural gas will increase our cost of production and may negatively impact our future profit margins.

Liquidity and Capital Resources

As of March 31, 2007, we had total assets of $33,580,477 consisting primarily of cash, other assets and prepaid expenses. We had current liabilities of $636,976 consisting primarily of our accounts payable. Total members’ equity as of March 31, 2007, was $32,879,823. Since our inception, we have generated no revenue from operations.

Based on our business plan and current construction cost estimates, we believe the total project will cost approximately $82,000,000.

Critical Accounting Policies

Management uses estimates and assumptions in preparing our financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Item 3. Description of Property.

We have a site for our Ethanol Plant, located in Carroll County, Missouri. We have site access and rail easements over adjacent Ray-Carroll property. The site and the easements are subject to a lien in connection with our Construction and Term Loan Agreement.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information as of July 31, 2007 with respect to the beneficial ownership of our Class A Units by:

•	each of our managers and named executive officers;
•	all of our named executive officers and managers as a group; and
•	each person we know to be the beneficial owner of 5% or more of the outstanding Class A Units.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power over securities. Under this rule, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days of July 31, 2007 upon the exercise of options. However, please note that we currently have no options or warrants to purchase Class A Units outstanding. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all units of Class A Units shown as beneficially owned by the unitholder.

Unless otherwise noted, the address of each person named in the table is Highway 10, West, Richmond, Missouri 64085.

Name	Number of Class A Units		Percent
Directors and Executive Officers:
David L. Durham	4	(1)	*
John W. Letzig	3		*
Michael G. Nordwald	6		*
Robert J. Korff	4		*
Ben Beetsma	2		*
James A. Edwards	6		*
Roger W. Ehrich	4		*
George Famuliner III	16		*
Thomas E. Kolb	16		*
Robert Quinn	6		*

All directors and executive officers as a group (10 persons)	67		4.4%

* Represents less than 1%

(1) Includes two Units held by spouse.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

The Operating Agreement provides that the number of Managers serving on the Board shall be no more than eleven (11) persons. There are currently ten Managers. One Manager may be appointed from outside the membership of the Company by the Managers elected by the Members. Members vote as a class to elect/appoint ten (10) Managers. The number, qualification, term of office and election of Managers is provided for in our Operating Agreement. The actual number of Managers a class may elect/appoint depends on the percentage of total ownership the class represents in us. The percentage of Managers that a class is entitled to elect/appoint of the 10 member elected/appointed managers shall be the same as the percentage of total ownership in us held by such Class, rounded to the nearest 10%. For example, if a class represents 48% of the total ownership, that class may elect/appoint 5 directors.

Class A unit holders are currently entitled to elect seven Managers. Ben Beetsma, David Durham, Roger Ehrich, George Famuliner III, Rob Korff, John Letzig and Robert Quinn were elected by the Class A members. Managers representing the Class A Units are divided into three classes and are elected by the vote of the majority in interest of the holders of Class A Units. The first election of Class A Managers will occur in 2009, which is three years from our organization. In each of the following two years, two Class A Managers will stand for election. Thereafter, each Class A Manager will serve a three-year term from the date elected. One term end in 2009, two terms end in 2010 and two terms end in 2011.

Managers representing the B and C Units serve at the discretion of those unit holders. Class B unit holders are currently entitled to designate two managers. Currently, Mike Nordwald and Jim Edwards were designated by the Class B holders. Class C unit holders are currently entitled to designate one manager. The Class C unit holders designated Tom Kolb to serve as a Manager. The Managers designated by the Class B and Class C holders shall serve as a manager until their death, resignation, retirement, disability, removal from office by the respective class or their successor is designated by the respective class.

The table below lists our current Managers and executive officers as of the date of this Form 10SB. Brief biographies for each of the Managers and executive officers are also included below.

Name	Age	Position with the Company
David L. Durham	55	Chairman of the Board
John W. Letzig	54	Manager and Vice Chairman
Michael G. Nordwald	45	Manager and Secretary
Robert J. Korff	37	Manager and Treasurer
Ben Beetsma	30	Manager
James A. Edwards	52	Manager
Roger W. Ehrich	48	Manager
George Famuliner III	52	Manager
Thomas G. Kolb	52	Manager
Robert Quinn	45	Manager

Mr. Durham has farmed soybeans, corn and wheat in Carroll and Ray counties, Missouri for more than 30 years. He received a B.S. in Animal Science from University of Missouri-Columbia. He served on the United Soybean Board from 1995 until 2004, where he served as chairman of numerous committees in addition to being vice-chairman and chairman of the board. While on the United Soybean Board, he was instrumental in the formation of the industry-wide Qualisoy and also served as chairman of this initiative. Mr. Durham served on the Missouri Soybean Merchandising Council for 12 years and served as chairman, vice-chairman and secretary/treasurer. He is active in his local church and township government, a member of the Carroll County Planning and Zoning Board and secretary of the Ray County Levee District #2. Mr. Durham is president of Paseo Biofuels LLC, a partner in the development of a bio-diesel plant.

Mr. Letzig graduated from Richmond High School in 1970 and from the University of Missouri-Columbia in 1975, with a B.S. in Agriculture. He operated Letzig Farms and Letzig Seed Company until he leased them out in 2000. He built and began operating the Richmond Super 8 in 1998 and currently owns and operates the Richmond Shell Convenience Store, BP Amoco Convenience Store and the Spartan Car Wash. He also is involved in commercial and residential property development. He has served as president of Henrietta Crooked River Levee District since 1989 and director and treasurer of #5 Levee District since 1988. He has been a board member of Missouri Soybean Association since 1996, serving as secretary for two terms and as president. He received a Citation of Merit from University of Missouri and the Sam Walton Business Leader Award in 1999. He served on the Governor’s Agriculture Advisory Council in 1999.

Mr. Nordwald graduated with a B.S. in Agricultural Economics for the University of Missouri-Columbia in 1983 and later completed his certification as a Certified Financial Planner. Mr. Nordwald managed agricultural businesses for Cargill, Koch Industries and ConAgra Foods for 19 years prior to joining Ray Carroll more than five years ago. Mr. Nordwald serves as general manager of Ray Carroll. All of the past positions included responsibility for operations, trading and business development. Mr. Nordwald is our project manager, providing the day-to-day management for the Ethanol Plant. He is responsible for identifying and working with resource providers and working with the Steering Group.

Since 1991, Mr. Korff is the fourth generation to be involved in the family farm in Norborne, Missouri, where they produce corn and soybeans. He also has a retail seed business for Syngenta, representing Garst and NK branded products. He attended Central Missouri State University before returning to the farm. He served as chairman of the Missouri Farm Bureau’s Young Farmers and Ranchers State Committee, serving as the Advisory Board representative on the state Farm Bureau board of directors. He has also been active in the Carroll County Farm Bureau and is in his sixth term as president. He is a member of the Missouri Soybean Association and has attended the Soybean Institute leadership training course. He serves on the Advisory Board for Farm Credit Services of Missouri and on Congressman Sam Graves’ agriculture advisory board. He is a member of the Missouri Corn Growers Association, currently serving on the state board of directors. He has completed the National corn Growers Association leadership academy.

Mr. Beetsma graduated with a B.S. in Agricultural Economics from the University of Missouri-Columbia in 1999. After graduation, he returned to the family farm where he currently farms with his father, brother and uncle. Collectively, the family farms approximately 7,000 acres of corn, milo and soybeans in the Grand River bottoms of Livingston County, Missouri. Along with the day-to-day farming operations, Mr. Beetsma is involved in the farm’s grain marketing and precision farming applications. He is a past participant of the Missouri Soybean Association’s Soybean Institute and was a Young Farmer chairman for Livingston County Farm Bureau. His farming operation is involved in several new-generation cooperatives, including an ethanol plant.

Mr. Edwards has raised corn, soybeans, and wheat near Keytesville since 1976 and also has a cow-calf operation. He graduated from the University of Missouri-Columbia in 1976 with a B.S. in Animal Science. He presently serves on the boards of the Brunswick-Dalton Drainage District as secretary-treasurer and the Ray-Carroll County Grain Growers, Inc. Mr. Edwards has held leadership positions with the Keytesville Medical Clinic, Keytesvile R-III School board, Chariton County Fair Board, Chariton County Cattlemen, and Bowling Green Township Board.

Mr. Ehrich graduated with a B.S. in Agricultural Economics and Animal Science from University of Missouri-Columbia in 1981. He has farmed full-time since 1981 in Linn and Chariton Counties. He operates about 2,000 acres, with 1,750 in corn and soybeans. He also backgrounds and finishes 400 head of beef cattle each year. Roger is a member of the Linn County Farm Bureau Board, and a committeeman on the Linn County Republican Central Committee. He is also a member of the Missouri Corn Growers Association.

Mr. Famuliner was born and raised in Carroll County. For nearly thirty years he has been a full-time farmer. He graduated from Carrollton High School and received a B.S. from the University of Missouri. George has served on the following boards: Carroll County Pork Producers, Carroll County Farm Bureau, Carroll County Extension, Riverside Levee Board, Sambo Slough Levee Board, Eugene Drainage Board, Missouri Corn Merchandising Council, Missouri Corn Growers Association, National Corn Development Foundation, Ray-Carroll County Grain Growers and Farmers Grain Terminal.

Mr. Kolb is a co-owner of Jefferson City Oil Company, Midland Oil Co., and Midland Transportation, family-owned fuel businesses with a long history of selling ethanol and biodiesel. He graduated from Regis College in Denver in 1977 and worked for Ernst & Ernst for two years before returning to Jefferson City to work with the family business in 1979. He serves as President of Missouri Petroleum Marketers Association, Treasurer of the Missouri Motor Carriers Association, Chairman of the Missouri Fuel Marketers Insurance Trust Fund and Trustee of the Missouri Petroleum Storage Tank Insurance Fund.

Mr. Quinn has produced corn, soybeans, and wheat in Linn, Livingston, and Daviess counties, Missouri since 1977. He has served on the Livingston County Farm Bureau Board where he was membership, and Young Farmer chairman. Mr. Quinn is a past board member of the Livingston County 4-H and FFA Fair Board and the Chillicothe Young Farmers. He is a member of the Missouri Corn Growers and the Missouri Soybean Association.

Meetings of the Board shall take place at such time and such location as the Board shall determine. Any Manager may call a meeting of the Board by providing seven days written notice to the other Managers. No meeting may be held unless a majority of the Managers are able to participate in person, via telephone or other such similar means whereby all Managers can hear each other.

Each member of the Board is “independent” as defined in the Nasdaq Stock Market Rules. Messrs. Beetsma, Kolb, and Korff comprise the Company’s audit committee; each is “independent” under the audit committee independence standards of the Nasdaq Stock Market.

While no Manager is entitled to compensation for their service or reimbursement of any general overhead expenses incurred as a result of their service as a manager, each Manager is entitled to receive reimbursement from us for all reasonable out-of-pocket expenses incurred on our behalf, including, but not limited to, expenses related to attending duly held meetings. In addition, Managers are entitled to receive $100 per diem for each meeting of the Managers and the Chairman and Vice Chairman are entitled to receive $150 per diem for each meeting of the Managers. If a Manager performs professional, legal, accounting, management or engineering services for us and such services have been based on arms-length negotiation or have been approved by a majority of the interests voting together as a single group based on each members then current capital contribution, such Manager is entitled receive compensation for such services.

The following table sets forth a summary of the compensation we paid to our Managers in 2006. Amounts paid are meeting fees.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
David L. Durham	3,000	-	3,000
John W. Letzig	2,400	-	2,400
Michael G. Nordwald	1,800	-	1,800
Robert J. Korff	1,800	-	1,800
Ben Beetsma	1,400	-	1,400
James A. Edwards	1,800	-	1,800
Roger W. Ehrich	1,700	-	1,700
Robert Quinn	1,700	-	1,700
Tom Kolb	1,000	-	1,000
George Famuliner	1,400	-	1,400

Item 6. Executive Compensation.

The Company has no employees and, accordingly, has not paid any executive compensation to date.

Item 7. Certain Relationships and Related Transactions and Director Independence.

We entered into several contractual arrangements with Ray-Carroll County Grain Growers, Inc., which owns our Class B Units. Ray-Carroll performs certain services for us pursuant to an Services Agreement. Ray-Carroll is compensated on an hourly basis at pre-determined rates for its services. Ray-Carroll received $52,309 for services during the period ended December 31, 2006, and an additional $30,800 was incurred during the three months ended March 31, 2007. Ray-Carroll will supply grain for the Ethanol Plant pursuant to the Grain Supply Agreement between us and Ray-Carroll. The dollar value of these future transactions is undetermined at this time. Mr. Nordwald, a director, is a general manager of Ray-Carroll

Item 8. Description of Securities.

The following is qualified by, and should be read in conjunction with our Articles of Organization and our Operating Agreement. A copy of the Articles of Organization and the Operating Agreement are filed with this registration statement as exhibits.

Capital Structure

The “interest” of the members means a member’s rights with us collectively, including the member’s share of the profits and losses, the right to receive distributions of assets, any right to vote on or participate in management, and the right to information concerning our business and affairs provided by the Missouri Limited Liability Act. The interest of a member is quantified by the unit of measurement referred to herein and in the Operating Agreement as “units.” Except as may be limited by applicable law, the Board shall have authority and power to establish and issue one or more classes of units or series within classes, to set forth the designation of class or series within classes of such units, and to fix the relative rights, preferences, privileges and limitations of each class or series within classes of units. We have issued Units in three classes, Class A, B and C. 1,498 units of Class A Units have been issued and are outstanding, 422 Class B Units have been issued to Ray-Carroll and 213 Class C Units have been issued to certain investors. With the exception of voting for Managers as a Class, discussed above, all Units are identical in their rights under the Operating Agreement.

Additional units may be issued in consideration of capital contributions on terms and conditions as agreed to between the Board on our behalf and the person or entity acquiring the additional units.

Distributions

Under the Operating Agreement, operating distributions may only be made if and at the times authorized by the Board. Any distributions authorized by the Board, other than liquidating distributions made pursuant to the Operating Agreement, shall be distributed to the unit holders ratably in proportion to their percentage interest in us. The Board is not required to distribute earnings to members except as necessary to satisfy the tax liabilities of the members with respect to such earnings, and then only to the extent that such earnings are available for distribution and not prohibited by contractual limitations with third parties such as our lenders. Upon dissolution, as further provided in the Operating Agreement, liquidating distributions, following discharge of all our debt obligations and liabilities and the establishment of any reserves for contingent liabilities or obligations, shall be made to unitholders in accordance with their capital contributions and then pro rata based upon their percentage interests in us.

Allocation of Profit and Loss

Generally, our net profits and losses will be allocated annually among the unit holders in proportion to percentage interest held. Partnership accounting and taxation is complex, and you are encouraged to refer to the Operating Agreement to understand your rights.

Voting

Members vote on all matters reserved for member approval in proportion to the percentage interest held in the Company and generally take action by a majority in interest, which means members holding more than fifty percent of percentage interests then held by all members, unless the Operating Agreement requires a higher specified percentage of consent or voting by class.

Members vote as a class to elect Managers. The actual number of managers a class may elect/appoint depends on the percentage of total ownership the class represents in us. The percentage of Managers that a class is entitled to elect/appoint of the 10 member elected/appointed Managers shall be the same as the percentage of total ownership in us held by such Class, rounded to the nearest 10%. Any change in the percentage interests held by a Class shall result in a recalculation of the number of Managers elected/appointed by the Classes. As of the date of this Form 10SB, the Class A holders are entitled to elect seven Managers, the Class B holders may designate two Managers and the Class C holders may designate one Manager.

Restrictions on Sale and Transfers of Units

All of our Units will be restricted securities under federal and state securities laws and under the Operating Agreement, and will not be transferable unless certain conditions imposed by those laws and the Operating Agreement are met. Restrictive legends will be placed on any certificates that may be issued.

Part II

Item 1. Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The Class A Units will be restricted securities under federal and state securities laws and under the Operating Agreement, and will not be transferable unless certain conditions imposed by those laws and the Operating Agreement are met. Restrictive legends will be placed on any Unit certificates that may be issued. Because of this, there is no established trading market for our Class A Units and we do not expect one will develop.

Units shall be transferable only with the approval of the Managers, which approval may be unreasonably or arbitrarily withheld. In addition, the recipient in a proposed transfer of Class A Units must agree to be bound by the Operating Agreement and pay all reasonable expenses in connection with such transfer. If a unitholder were to transfer their Class A Units in violation of the Operating Agreement, all voting rights of such transferred units shall be forfeited until such transferee receives the approval of the Managers, if ever.

As of July 31, 2007, there were approximately 548 holders of record of our Class A Units.

We have never declared or paid any distributions on our Class A Units. We do not intend to declare any distributions until we begin generating revenue and satisfy our loan covenants. We do not expect to generate any revenue until we begin operations. After we begin generating revenue, subject to Missouri law, our Operating Agreement and applicable loan covenants and restrictions from our lenders, we expect to pay distributions to members. As provided under our Operating Agreement, distributions shall only be made at the times and in the amounts authorized by our Board in its sole discretion; provided that, if our financial performance and loan covenants permit, our Board will try to make cash distributions at times and in amounts that will permit our members to make income tax payments on the amount of income allocated to them by the Company. Cash distributions beyond what is necessary to satisfy income tax liabilities may be restricted under our financing documents, and we may never be in a position to make any distributions.

We have not issued any option, warrant or similar right to purchase Class A Units to any person. We have not agreed to register any Class A Units under the Securities Act for sale by a selling unitholder.

We currently have no equity compensation plans.

Item 2. Legal Proceedings.

We are not a party to any pending legal proceedings and no such proceedings are known to be contemplated. No director, officer, or affiliate of us and no owner of record or beneficial owner of more than 5.0% of our voting securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

Item 3. Changes in and Disagreements with Accountants.
On January 9, 2007; the Company dismissed Christianson & Associates, PLLP ("Christianson") as its independent public accounting firm. At the same time, the Company retained Eide Bailly LLP as its independent registered public accounting firm. The decision to dismiss Christianson and the decision to retain Eide Bailly LLP were each approved by the Company's Audit Committee.

The report of Christianson on the Company's financial statements for the period ended March 31, 2006 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the period ended March 31, 2006, and through January 9, 2007, there were no disagreements with Christianson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Christianson, would have caused them to make reference thereto in their reports on the financial statements for such periods.

The Company requested that Christianson furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated April 30, 2007, is filed as Exhibit 16.1 to this registration statement.

Item 4. Recent Sales of Unregistered Securities.

In September 2006, we sold 1,498 units of our Class A Units solely to residents of Missouri. Because offers and sales were made solely to persons resident in Missouri, this sale of Class A Units was exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(11) of the Securities Act and Rule 147 promulgated under the Securities Act. We received proceeds of $23,018,000 in this offering, before deducting offering expenses. We will use the proceeds received from this sale to finance our start up activities.

In September 2006 we sold 422 Class B Units to Ray Carroll for total cash proceeds of $4,331,000 and $2,000,000 in land and easements.  This exchange was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated under the Securities Act.

In September 2006, we sold 213 units of our Class C Units solely to residents of Missouri. We received proceeds of approximately $3,196,000 before deducting offering expenses. This transaction was exempt from registration under the Securities Act under Section 3(a)(11) of the Securities Act and Rule 147 promulgated under the Securities Act.

We did not use an underwriter or placement agent in the transactions discussed above.

Item 5. Indemnification of Directors and Officers.

Pursuant to the Operating Agreement, the holders of our units, any officer and Manager, along with their respective affiliates, agents or employees, shall be indemnified and held harmless by us from and against any losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which such person may be involved or threatened to be involved, as a party or otherwise by reason of such persons status as any of the foregoing, which relates to or arises out of our operations, assets, business or affairs. In order to be indemnified, each of the foregoing must have (1) acted in good faith and in a manner such person believed to be in, or not opposed to, our best interests, and with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful and (2) the indemnified person’s conduct did not constitute gross negligence or willful or wanton misconduct.

Generally, under Missouri law, a member or manager is not personally obligated for any debt or obligation of the Company solely because they are a member or Manager. However, Missouri law allows a member or manager to agree to become personally liable for any or all debts, obligations, and liabilities if the operating agreement provides. Our Operating Agreement provides that no member or director of the Company shall be personally liable for any debt, obligation or liability solely by reason of being a member or director or both.

The principles of law and equity supplement the Missouri Limited Liability Company Act, unless displaced by particular provisions of the Act.

There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, member, manager, employee or agent.

We may also purchase and maintain insurance on behalf of any indemnified person discussed above against any liability asserted against and incurred by the person arising from the capacity, regardless of whether we would otherwise be required to indemnify the person against the liability.

REPORT OF

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

MARCH 31, 2007

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS
March 31, 2007 and December 31, 2006

	March 31,
	2007	December 31,
ASSETS	(unaudited)	2006
CURRENT ASSETS
Cash	$25,749,875	$26,533,937
Prepaid expenses	3,440	8,600
Total current assets	25,753,315	26,542,537
PROPERTY, PLANT AND EQUIPMENT, NET	7,358,077	4,158,259
OTHER ASSETS	469,085	1,000
Total assets	$33,580,477	$30,701,796

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$616,168	$5,849
Due to related parties	1,570	-
Current portion of long-term debt	19,238	-
Total current liabilities	636,976	5,849
LONG-TERM DEBT	63,678	-
Total liabilities	700,654	5,849

MEMBERS' EQUITY
Class A capital units, 1,498 issued	22,969,600	22,969,600
Class B capital units, 422 issued	6,317,365	4,317,365
Class C capital units, 213 issued	3,189,118	3,189,118
Retained earnings	403,740	219,864
Total members' equity	32,879,823	30,695,947
Total liabilities and members' equity	$33,580,477	$30,701,796

The notes to financial statements are an integral part of these statements.

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2007 and the Period from Inception (January 24, 2006)
to March 31, 2006 and the Period from Inception (January 24, 2006) to March 31, 2007

	Three
	Months Ended	Inception to	Inception to
	March 31, 2007	March 31, 2006	March 31, 2007
	(unaudited)	(unaudited)	(unaudited)
EXPENSES
Professional fees	$73,705	$70,528	$204,491
Salaries and wages	30,800	-	83,109
Consulting	298	-	37,583
Managers' fees	3,900	1,700	21,900
Insurance	5,160	-	13,883
Travel	2,114	-	6,392
Postage	807	-	2,867
Utilities	2,500	-	2,500
Supplies	294	-	2,357
Depreciation	1,772	-	1,772
Printing	-	-	504
Dues and subscriptions	500	-	500
Other expenses	-	-	125

Total expenses	121,850	72,228	377,983

OTHER INCOME (EXPENSE)
Grant income	-	-	65,000
Interest income	305,726	-	716,723
Interest expense	-	-	-

Net other income (expense)	305,726	-	781,723

Net income (loss)	$183,876	$(72,228)	$403,740

Net income (loss) per unit - basic and diluted	$86.21	$-	$-

Weighted average units outstanding - basic and diluted	2,133	-	-

The notes to financial statements are an integral part of these statements.

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF MEMBERS' EQUITY
For the Three Months Ended March 31, 2007 and the Period from Inception (January 24, 2006) to December 31, 2006

	Class A		Class B		Class C		Retained	Total
	Units	Amount	Units	Amount	Units	Amount	Earnings	(unaudited)
Inception, January 24, 2006	-	$-	-	$-	-	$-	$-	$-
Units subscribed	1,498	22,470,000	422	6,330,000	213	3,195,000	-	31,995,000
Subscriptions receivable	-	-	-	(2,000,000)	-	-	-	(2,000,000)
Cost of raising capital	-	(48,400)	-	(13,635)	-	(6,882)	-	(68,917)
Subscription fees	-	548,000	-	1,000	-	1,000	-	550,000
Net income	-	-	-	-	-	-	219,864	219,864

Balance, December 31, 2006	1,498	22,969,600	422	4,317,365	213	3,189,118	219,864	30,695,947
Subscriptions receivable	-	-	-	2,000,000	-	-	-	2,000,000
Net income	-	-	-	-	-	-	183,876	183,876

Balance, March 31, 2007	1,498	$22,969,600	422	$6,317,365	213	$3,189,118	$403,740	$32,879,823

The notes to financial statements are an integral part of these statements.

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2007 and the Period from Inception (January 24, 2006)
to March 31, 2006 and the Period from Inception (January 24, 2006) to March 31, 2007

	Three
	Months Ended	Inception to	Inception to
	March 31,	March 31,	March 31,
	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$183,876	$(72,228)	$403,740
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,772	-	1,772
Change in operating assets and liabilities:
Prepaid expenses	5,160	-	(3,440)
Accounts payable	34,600	9,826	40,449
Due to related parties	1,570	62,402	1,570
Net cash provided by operating activities	226,978	-	444,091
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(552,249)	-	(4,710,508)
Purchase of available-for-sale security	-	-	(1,000)
Net cash (used) by investing activities	(552,249)	-	(4,711,508)
CASH FLOWS FROM FINANCING ACTIVITIES
Net short-term borrowing from member	-	-	1,995,000
Member units sold	-	-	28,000,000
Subscription fees received	-	-	550,000
Payment of loan financing costs	(435,407)	-	(435,407)
Principal payments on long-term debt	(23,384)	-	(23,384)
Cost of raising capital	-	-	(68,917)
Net cash (used) provided by financing activities	(458,791)	-	30,017,292
Net change in cash	(784,062)	-	25,749,875
Cash and equivalents, beginning of period	26,533,937	-	-
Cash and equivalents, end of period	$25,749,875	$-	$25,749,875

The notes to financial statements are an integral part of these statements.

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Description of business: Show Me Ethanol, LLC is a limited liability company organized in the State of Missouri for the purpose of developing, owning and operating a 50 million gallon per year dry-mill ethanol plant and a related co-products processing facility in west central Missouri. Show Me Ethanol, LLC was organized on January 24, 2006. The financial statements are presented in accordance with generally accepted accounting principles in the United States of America.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development and construction of the plant, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. As of March 31, 2007, the Company is in the development stage with its efforts being principally devoted to pre-construction activities.

Fiscal reporting period: The Company has adopted a fiscal year ending December 31 for reporting financial operations. These financial statements are as of March 31, 2007.

Basis of accounting: The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles. Under this method, revenues are recognized when earned and expenses as incurred.

The accompanying financial statements reflect all adjustments that are, in the opinion of the Company’s management necessary to fairly present the financial position, results of operations and cash flows of the Company. Those adjustments consist only of normal recurring adjustments. The balance sheet as of December 31, 2006 has been derived from the audited balance sheet of the Company as of that date. The results of operations for the period are not necessarily indicative of the results to be expected for the full year.

Management estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash: Cash consist of interest bearing and non-interest bearing demand deposit accounts. Periodically, the Company maintains cash on deposit at financial institutions in excess of amounts insured by the U.S. Federal Deposit Insurance Corporation (FDIC).

Land easement and engineering services: Costs incurred for the purchase of the land easements are capitalized. Engineering costs that relate to future acquisition of property and equipment are capitalized. Depreciation or amortization of engineering costs occurs over the estimated useful life of the related assets when the assets are placed in service.

Property, plant and equipment: Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over their estimated useful lives.

Capitalized interest: Interest costs incurred on borrowings during the construction period are capitalized as part of the cost of the ethanol plant.

Available-for-sale security: The Company has a $1,000 investment that is recorded at cost, as there is no quoted market price for the security held by the Company. The investment is included in other assets in the balance sheets.

Income taxes: The Company is organized as a limited liability company under Missouri law. As a limited liability company that has elected to be taxed as a partnership, the Company’s earnings pass through to the members and are taxed at the member level. Accordingly, no income tax provision has been included in these financial statements. Differences between the financial statement basis of assets and the tax basis of assets is related to depreciation and the capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs were expensed for financial statement purposes. The total assets of the Company have a difference in book and tax bases of $100,338 at March 31, 2007.

Earnings per capital unit: For purposes of calculating basic earnings per capital unit, capital units subscribed for and issued by the Company are considered outstanding on the effective date of issuance. For purposes of calculating diluted earnings per capital unit, subscribed units are included in the calculation of earnings per unit based on the treasury unit method. There were no differences between basic and diluted earnings per unit for the period ended March 31, 2007.

Segment information: The Company follows SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”. Certain information is disclosed, per SFAS 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Long-lived assets: The Company reviews the value of its non-current assets for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair value of the asset to the carrying amount of the asset. Such assessments did not result in any adjustment to the value of non-current assets.

Organizational costs and start up costs: The Company expenses all organizational and start up costs as incurred. Organizational costs consist of amounts related to the formation of the Company. Start-up costs consists of amounts incurred during the development stage related to the operation and management of the Company, which do not qualify as a capitalized cost.

Cost of raising capital: The Company has netted the cost of raising capital against the proceeds from the sale of membership units. The costs are allocated to members’ equity in proportion to the number of units issued by class. Offering costs include direct costs related to the offering such as legal fees, accounting fees and other direct costs associated with the offering.

Revenue recognition: Revenue from the production of ethanol and related products will be recorded upon delivery to customers. Interest income is recognized as earned. Income from government grant programs is recognized as costs are incurred and requests for reimbursement are filed by the Company.

Comprehensive income: The Company reports comprehensive income in accordance with SFAS 130, “Reporting Comprehensive Income”, which requires the reporting of all changes in members’ equity during a period, except those resulting from investment by members and distributions to members, in a financial statement for the period in which they are recognized. This encompasses unrealized gains and losses from available-for-sale securities held. There was no comprehensive income recorded during the period, as there was no change in the fair value of investments.

Fair value of financial instruments: Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 31, 2007. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, prepaid expenses and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values. The carrying value of the available-for-sale security held by the Company is estimated to approximate its fair value as there is no market for the security and management is unaware of any impairment in the value of the security.

Recently issued accounting pronouncements: There are no recently issued accounting pronouncements that have a material impact on the Company during its development stage.

2. RELATED PARTIES

During 2006, the Company borrowed $2,000,000 from a member. The borrowing was utilized to make an initial down payment on the contract for the construction of the ethanol plant. Upon completion of the Company’s equity drive, $1,995,000 of the borrowing was converted into 133 Class C membership units and $5,000 was repaid to the member. Interest in the amount of $36,844 was paid to the member on the borrowing.

The Company has reimbursed members of the Board of Managers, all of whom own membership units in the Company, for certain expenses incurred by the Company and paid by the members of the Board of Managers during the development stage. Expense reimbursements from inception through March 31, 2007 totaled $574. Since inception through March 31, 2007, the Company also paid managers’ fees to the members of the Board of Managers in the amount of $21,900 and reimbursed travel expenses of $6,392. During the three months ended March 31, 2007, the Company paid managers’ fees of $3,900 and reimbursed travel expenses of $2,114.

Certain costs related to the organization and operation of the Company during the start-up phase were initially paid by Ray-Carroll County Grain Growers, Inc., the holder of all Class B membership units issued by the Company. The Company paid Ray-Carroll County Grain Growers, Inc. $250,349 and accrued another $11,626 of costs incurred on behalf of the Company from inception through March 31, 2007, $31,954 of which was incurred during the three months ended March 31, 2007.

The Company also has multiple agreements in place with Ray-Carroll County Grain Growers, Inc., as noted below in note 9.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	March 31,
	2007	December 31,
	(unaudited)	2006
Land	$2,000,000	$-
Equipment	106,300	-
Construction in progress	5,253,549	4,158,259
Total property, plant and equipment	7,359,849	4,158,259
Less accumulated depreciation	1,772	-
Net property, plant and equipment	$7,358,077	$4,158,259

Depreciation expense for the three months ended March 31, 2007 was $1,772. There was no depreciation expense from inception through December 31, 2006.

4. MEMBERS’ EQUITY

The Company was formed on January 24, 2006 to have a perpetual life. The Company has three classes of membership units (Classes A, B and C) with each unit representing a pro rata ownership interest in the Company’s capital, profits, losses and distributions. Generally, income and losses are allocated to all members in proportion to units held, regardless of class. Membership units are restricted securities under federal and state securities laws and will not be transferable unless certain conditions imposed by those laws and the Company’s operating agreement are met.

Members of all classes vote on all matters reserved for member approval as detailed in the operating agreement in proportion to the percentage interest held in the Company as a whole. All classes of membership units have similar voting rights other than for electing the Board of Managers to represent their respective classes. Members vote as a class to elect managers, with Class A, B, and C members being entitled to vote for seven, two and one manager positions, respectively. The eleventh member of the Board of Managers shall be chosen by the ten managers elected by the members and shall not be a member of the Company or an employee of a member.

Members must approve any substantial changes to the operating agreement, merger or consolidation with another business entity, sale of substantially all of the Company’s assets or voluntary dissolution. The Board of Managers decides all other matters regarding operation and management of the Company. With the exception of voting for managers as a class, all membership units are identical in their rights under the operating agreement.

The Board of Managers must approve all transfers or other dispositions of membership units. Upon an event of withdrawal of a member, as defined in the operating agreement, the Board of Managers may, but is not required to, elect to cause the Company to purchase such members’ interest at a price equal to fair market value as agreed to among the members, including the selling member.

The Company issued a confidential disclosure statement dated June 1, 2006 for the sale of up to 2,000 Class A membership units, with a minimum of $12,825,000 and a maximum of $30,000,000 raised from such offering of units. The private offering was available only to persons who were residents of the State of Missouri and investors were required to purchase a minimum of two (2) units, up to a maximum of thirty-four (34) units. Upon the execution of a subscription agreement for Class A units, a purchaser of Class A units was required to (i) pay a $1,000 subscription fee, (ii) pay 10% of the total purchase price of the Class A units subscribed, which was deposited into the Company’s escrow account for the offering, and (iii) deliver an executed promissory note in the amount of the remaining 90% balance of the subscription amount. Payments of amounts due under the promissory notes were subject to the call of the Board of Managers, with payment due within ten (10) days of the notice of the call. The units had an offering price of $15,000 per unit.

The private offering for Class A units was closed in August 2006 with 1,498 membership units being sold to 548 members for total proceeds of $23,018,000, including $548,000 of subscription fees.

The Class B units authorized for issuance by the Company were reserved for sale to Ray-Carroll County Grain Growers, Inc. A total of 422 Class B units have been issued at a price of $15,000 per unit, for total cash proceeds of $4,331,000, including $1,000 in subscription fees, and $2,000,000 in land and easements. Title to the land and easements was transferred to the Company in January 2007 as settlement for the subscription receivable.

The Class C units authorized for issuance by the Company were reserved for sale to a group of investors under a separate offering. A total of 213 Class C units have been issued at a price of $15,000 per unit, for total proceeds of $3,196,000, including $1,000 in subscription fees.

All Class A, B, and C unit subscriptions were accepted on September 26, 2006.

5. FINANCING ARRANGEMENTS

On March 1, 2007, the Company entered into a credit agreement with FCS Financial, PCA (FCS) under which FSC will perform agent and servicing responsibilities in the closing and funding of a $48 million construction and term loan agreement for the Company. Under the terms of the loan agreement, the Company is obligated to spend a minimum of $15,800,000 on the ethanol project using equity funds before requesting draws on the construction loan. The loan will be secured by all of the Company’s real property and personal property now owned or hereafter acquired by the Company.

Once the construction loan is converted to a term loan, the term loan shall be repaid over ten years starting on the conversion date. The Company will make quarterly principal payments, with interest payable monthly at either fixed or variable rates, to be determined by the Company at the conversion date. The Company will also be required to pay fifty percent of its excess cash flow, as defined in the loan agreement, on an annual basis to repay the loan until such time as $15,000,000 of excess cash flow has been used to reduce the principal balance of the loan.

The Company incurred $468,085 in financing costs to secure the above financing. This cost has been capitalized (and is included in other non-current assets on the balance sheet) and will be amortized over the life of the loan once the Company draws on the loan. From inception through March 31, 2007, the Company has not amortized any of this deferred cost.

In addition, the Company is required to pay an unused commitment fee on the average daily unused portion of the commitment by FCS at the rate of 0.30% per annum, payable monthly. From inception through March 31, 2007, the Company has accrued $10,000 in unused commitment fees, which was capitalized as and is included in other non-current assets on the balance sheet. The commitment fees will be amortized over the term of the construction and permanent loans. No amortization has been recorded through March 31, 2007.

In March 2007, the Company purchased a piece of equipment for $106,300. The purchase was financed by the equipment manufacturer. The Company is required to make five annual payments of $23,383, including interest at 5.0% with the last payment being due in March 2011. As of March 31, 2007, the outstanding balance on this loan is $82,916.

Required future minimum debt payments during the years ending March 31 are as follows:

2008	$19,238
2009	20,200
2010	21,209
2011	22,269
Total long-term debt	$82,916

6. GRANT REVENUE

During 2006, the Company received a value-added agricultural product market development grant from the Missouri Agriculture and Small Business Development Authority. The grant provides matching funds not to exceed $164,818 for working capital expenses. Since inception through March 31, 2007 the Company applied for and received $164,818 under this grant. Of this amount, $65,000 was recorded as grant revenue, $29,000 was netted against the costs of raising capital, and $70,818 was netted against construction in process.

7. CHAPTER 100 BONDS

In September 2006, the Company entered into an Economic Development Agreement with the County of Carroll, Missouri to implement a tax abatement plan under Missouri Statutes Chapter 100. The plan provides for 100% abatement of real property taxes for twenty years (through December 2028 or twenty years from the construction and commercial operation of the plant, whichever is later) to improve the Company’s cash flow and savings of expenses. Under the plan, legal title of the Company’s real property will be transferred to the County. The County will issue bonds under Chapter 100 of the Missouri Revised Statutes in the aggregate amount of the total cost of the project, estimated to be $70 million. The bonds will be issued to the Company, so no cash will exchange hands. The County will then lease the real estate back to the Company. The lease payments will be equal to the amount of the payments on the bonds. All of the Company’s right, title, and interest in the bonds are expected to be pledged to their finance company as additional security for the construction and term loan. At any time, the Company has the option to purchase the real property by paying off the bonds, paying the trustee fees, plus $1,000.

In return for the abatement of property taxes by the County, the Company has agreed to pay the County an issuance fee of $10,000 at the time of the issuance of the bonds and an additional $10,000 on each anniversary date thereafter until the bonds are no longer outstanding. In addition, the Company has agreed to make annual grant payments in lieu of property taxes in the amount of $90,000 for twenty years, the expected term of the bonds. The Company also agrees to pay the fees of the bond counsel for the transaction and any financial advisor selected by the County.

8. REGULATION

The construction of the plant requires various state and local permits to comply with existing governmental regulations designed to protect the environment and worker safety. The Company is subject to regulation on emissions of the United States Environmental Protection Agency (EPA) which require the Company to obtain air, water and other permits or approvals in connection with the construction and operation of the Company’s business. State and federal rules can and do change and such changes could result in greater regulatory burdens on the Company.

The ethanol production will require the Company to emit a significant amount of carbon dioxide into the air. Current Missouri law regulating emission does not restrict or prevent the Company from emitting carbon dioxide in to the air, but this could change in the future.

The Company is in the process of obtaining the necessary air and water permits to construct and operate the plant, including a permit to discharge wastewater from the plant.

In addition to the foregoing regulations affecting air and water quality, the Company is subject to regulation for fuel storage tanks. If the Company is found to have violated federal, state or local environmental regulations in the future, the Company could incur liability for clean-up costs, damage claims from third parties and civil and criminal penalties that could adversely affect its business.

9. COMMITMENTS AND CONTINGENCIES

The Company has taken assignment from Ray-Carroll County Grain Growers, Inc. of an agreement with U.S. Energy Services, Inc. for energy management and engineering services. The initial term of the agreement began on December 1, 2005 and will continue until twelve months after the plant’s completion date. After the initial term, the agreement will be month-to-month. The agreement provides for fees of $2,900 per month through December 1, 2006, then $3,016 per month for the next 12 months. There is an annual increase of 4% each year on the anniversary date. Total fees of $42,398 were paid under this agreement since inception through March 31, 2007.

The Company has entered into an agreement with Ray-Carroll County Grain Growers, Inc. to perform management, administrative, accounting, clerical and other services such as project management and operations management. The agreement began on November 29, 2006 and will continue until terminated by either party. The agreement has a fee schedule attached, listing the per hour cost for each service. The Company incurred total expenses related to this service agreement of $83,109 since inception through March 31, 2007, including $30,800 during the three months ended March 31, 2007.

In March 2006, the Company entered into a grain supply agreement with Ray-Carroll County Grain Growers, Inc. Under the agreement, the Company agrees to purchase all corn needed to operate a 50-65 million gallon per year ethanol facility, up to twenty-two million bushels per year. The Company agreed to pay $0.116 per bushel over Ray-Carroll County Grain Growers, Inc.’s posted bid at their Carrollton facility, with the rate increasing annually by 3.0%. The term of this agreement is twenty years. No grain has been purchased by the Company through March 31, 2007.

On July 14, 2006, the Company entered into a contract with ICM, Inc. to construct a dry-mill fuel-grade ethanol plant. The contract price is approximately $62.1 million. A 10% down payment, approximately $6.2 million, was due on the contract, to be paid over time as certain events occurred. As of March 31, 2007, the Company has paid $4 million of the down payment and it is included in construction in progress as of year-end. The remaining $2.2 million of the down payment was paid when the “Notice to Proceed” was signed, subsequent to March 31, 2007. Construction of the plant has begun and is estimated to be completed by June 2008, with a total estimated project cost, including the above construction contract, of approximately $82 million.

In February 2007, the Company contracted with a company to construct a 178,600 bushel corn receiving/grinding facility on the site in Carrollton, Missouri. The facility is expected to cost $3.1 million and take approximately thirty-two weeks to construct.

In March 2007, the Company entered into a contract with a company to install a geopier foundation system. The contract was amended in May 2007 to a total cost of $936,000.

Subsequent to March 31, 2007, the Company entered into a contract for grain storage tank pile foundations at an approximate cost of $95,000. Construction is expected to begin in late May or early June 2007.

The Company has entered into a marketing agreement with a marketing company for the exclusive rights to market, sell and distribute the entire ethanol inventory produced by the Company. The agreement extends for a period of five years from the time the Company originally ships ethanol. The Company pays the marketing company 1% per net gallon for each gallon of ethanol sold by the marketing company. Title to ethanol transfers to the marketing company upon loading at the plant site but the Company will be responsible for the cost of transportation of the ethanol. No fees have been incurred to date, since ethanol production has not yet begun.

10. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following summarizes the supplemental statement of cash flow information for the three months ended March 31, 2007, and for the periods from inception (January 24, 2006) to March 31, 2006 and inception (January 24, 2006) to March 31, 2007:

	Three
	Months Ended	Inception to	Inception to
	March 31,	March 31,	March 31,
	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)
INTEREST PAID, including $36,844 of capitalized interest	$-	$-	$36,844
NON-CASH INVESTING AND FINANCING ACTIVITIES
Membership units issued for short-term borrowing from member	-	-	1,995,000
Land and easements received as settlement of subscriptions receivable	2,000,000	-	2,000,000
Purchase of property, plant and equipment through issuance of long-term debt	106,300	-	106,300
Deferred offering costs included in accounts payable	-	8,000	-
Deferred offering costs included in due to member	-	18,464	-
Loan financing costs included in accounts payable	32,678	-	32,678
Construction in process included in accounts payable	543,041	-	543,041

REPORT OF

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Show Me Ethanol, LLC
Richmond, Missouri

We have audited the accompanying balance sheet of Show Me Ethanol, LLC (A Development Stage Company) as of December 31, 2006, and the related statements of operations, members’ equity, and cash flows for the period from inception, January 24, 2006, to December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Show Me Ethanol, LLC as of December 31, 2006, and the results of its operations and its cash flows for the period from inception, January 24, 2006, to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Minneapolis, Minnesota
February 27, 2007

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET
December 31, 2006

ASSETS
CURRENT ASSETS
Cash	$26,533,937
Prepaid expenses	8,600
Total current assets	26,542,537
PROPERTY, PLANT AND EQUIPMENT, NET	4,158,259
AVAILABLE-FOR-SALE SECURITY	1,000
Total assets	$30,701,796

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$5,849
Total current liabilities	5,849

MEMBERS' EQUITY
Class A capital units, 1,498 issued	22,969,600
Class B capital units, 422 issued	4,317,365
Class C capital units, 213 issued	3,189,118
Retained earnings	219,864
Total members' equity	30,695,947
Total liabilities and members' equity	$30,701,796

The notes to financial statements are an integral part of these statements.

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS
For the Period from Inception (January 24, 2006) to December 31, 2006

Inception to
December 31, 2006
EXPENSES
Professional fees	$130,786
Salaries and wages	52,309
Consulting	37,285
Managers' fees and expenses	18,000
Supplies	2,063
Insurance	8,723
Travel	4,278
Postage	2,060
Printing	504
Other expenses	125

Total expenses	256,133

OTHER INCOME (EXPENSE)
Grant income	65,000
Interest income	410,997

Net other income (expense)	475,997
Net income	$219,864

Net income per unit - basic and diluted	$366.44

Weighted average units outstanding - basic and diluted	600

The notes to financial statements are an integral part of these statements.

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF MEMBERS' EQUITY
For the Period from Inception (January 24, 2006) to December 31, 2006

	Class A		Class B		Class C		Retained
	Units	Amount	Units	Amount	Units	Amount	Earnings	Total
Inception, January 24, 2006	-	$-	-	$-	-	$-	$-	$-
Units subscribed	1,498	22,470,000	422	6,330,000	213	3,195,000	-	31,995,000
Subscriptions receivable	-	-	-	(2,000,000)	-	-	-	(2,000,000)
Cost of raising capital	-	(48,400)	-	(13,635)	-	(6,882)	-	(68,917)
Subscription fees	-	548,000	-	1,000	-	1,000	-	550,000
Net income	-	-	-	-	-	-	219,864	219,864
Balance, December 31, 2006	1,498	$22,969,600	422	$4,317,365	213	$3,189,118	$219,864	$30,695,947

The notes to financial statements are an integral part of these statements.

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS
For the Period from Inception (January 24, 2006) to December 31, 2006

Inception to
December 31,
2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$219,864
Adjustments to reconcile net income to net cash provided by operating activities:
Change in operating assets and liabilities:
Prepaid expenses	(8,600)
Accounts payable	5,849

Net cash provided by operating activities	217,113

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(4,158,259)
Purchase of available-for-sale security	(1,000)

Net cash (used) by investing activities	(4,159,259)

CASH FLOWS FROM FINANCING ACTIVITIES
Net short-term borrowing from member	1,995,000
Member units sold	28,000,000
Subscription fees received	550,000
Cost of raising capital	(68,917)

Net cash provided by financing activities	30,476,083

Net change in cash	26,533,937

Cash and equivalents, beginning of period	-

Cash and equivalents, end of period	$26,533,937

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for interest, including $36,844 of capitalized interest	$36,844

NON-CASH INVESTING AND FINANCING ACTIVITIES
Membership units issued for short-term borrowing from member	$1,995,000

The notes to financial statements are an integral part of these statements.

SHOW ME ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Description of business: Show Me Ethanol, LLC is a limited liability company organized in the State of Missouri for the purpose of developing, owning and operating a 50 million gallon per year dry-mill ethanol plant and a related co-products processing facility in west central Missouri. Show Me Ethanol, LLC was organized on January 24, 2006. The financial statements are presented in accordance with generally accepted accounting principles in the United States of America.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development and construction of the plant, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. As of December 31, 2006, the Company is in the development stage with its efforts being principally devoted to pre-construction activities.

Fiscal reporting period: The Company has adopted a fiscal year ending December 31 for reporting financial operations. These financial statements are as of December 31, 2006.

Basis of accounting: The Company uses the accrual basis of accounting in accordance with generally accepted accounting principles. Under this method, revenues are recognized when earned and expenses as incurred.

Management estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash: Cash consist of interest bearing and non-interest bearing demand deposit accounts. Periodically, the Company maintains cash on deposit at financial institutions in excess of amounts insured by the U.S. Federal Deposit Insurance Corporation (FDIC).

Land easement and engineering services: Costs incurred for the purchase of the land easements are capitalized. Engineering costs that relate to future acquisition of property and equipment are capitalized. Depreciation or amortization of engineering costs occurs over the estimated useful life of the related assets when the assets are placed in service.

Property, plant and equipment: Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over their estimated useful lives. All property, plant and equipment was construction in progress as of December 31, 2006. There was no depreciation expense in 2006.

Capitalized interest: Interest costs incurred on borrowings during the construction period are capitalized as part of the cost of the ethanol plant.

Available-for-sale security: The investment is recorded at cost, as there is no quoted market price for the security held by the Company.

Income taxes: The Company is organized as a limited liability company under Missouri law. As a limited liability company that has elected to be taxed as a partnership, the Company’s earnings pass through to the members and are taxed at the member level. Accordingly, no income tax provision has been included in these financial statements. Differences between the financial statement basis of assets and the tax basis of assets is related to depreciation and the capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs were expensed for financial statement purposes. The total assets of the Company have a difference in book and tax bases of $106,286 at December 31, 2006.

Earnings per capital unit: For purposes of calculating basic earnings per capital unit, capital units subscribed for and issued by the Company are considered outstanding on the effective date of issuance. For purposes of calculating diluted earnings per capital unit, subscribed units are included in the calculation of earnings per unit based on the treasury unit method. There were no differences between basic and diluted earnings per unit for the period ended December 31, 2006.

Segment information: The Company follows SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”. Certain information is disclosed, per SFAS 131, based on the way management organizes financial information for making operating decisions and assessing performance. The Company currently operates in a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Long-lived assets: The Company reviews the value of its non-current assets for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair value of the asset to the carrying amount of the asset. Such assessments did not result in any adjustment to the value of non-current assets.

Organizational costs and start up costs: The Company expenses all organizational and start up costs as incurred. Organizational costs consist of amounts related to the formation of the Company. Start-up costs consists of amounts incurred during the development stage related to the operation and management of the Company, which do not qualify as a capitalized cost.

Cost of raising capital: The Company has netted the cost of raising capital against the proceeds from the sale of membership units. The costs are allocated to members’ equity in proportion to the number of units issued by class. Offering costs include direct costs related to the offering such as legal fees, accounting fees and other direct costs associated with the offering.

Revenue recognition: Revenue from the production of ethanol and related products will be recorded upon delivery to customers. Interest income is recognized as earned. Income from government grant programs is recognized as costs are incurred and requests for reimbursement are filed by the Company.

Comprehensive income: The Company reports comprehensive income in accordance with SFAS 130, “Reporting Comprehensive Income”, which requires the reporting of all changes in members’ equity during a period, except those resulting from investment by members and distributions to members, in a financial statement for the period in which they are recognized. This encompasses unrealized gains and losses from available-for-sale securities held. There was no comprehensive income recorded during the period, as there was no change in the fair value of investments.

Fair value of financial instruments: Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2006. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, prepaid expenses and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments because they are short term in nature and their carrying amounts approximate fair values. The carrying value of the available-for-sale security held by the Company is estimated to approximate its fair value as there is no market for the security and management is unaware of any impairment in the value of the security.

Recently issued accounting pronouncements: There are no recently issued accounting pronouncements that have a material impact on the Company during its development stage.

2. RELATED PARTIES

During 2006, the Company borrowed $2,000,000 from a member. The borrowing was utilized to make an initial down payment on the contract for the construction of the ethanol plant. Upon completion of the Company’s equity drive, $1,995,000 of the borrowing was converted into 133 Class C membership units and $5,000 was repaid to the member. Interest in the amount of $36,844 was paid to the member on the borrowing.

The Company has reimbursed members of the Board of Managers, all of whom own membership units in the Company, for certain expenses incurred by the Company and paid by the members of the Board of Managers during the development stage. Expense reimbursements for the period ended December 31, 2006 totaled $574. The Company also paid during 2006 managers’ fees to the members of the Board of Managers in the amount of $18,000.

Certain costs related to the organization and operation of the Company during the start-up phase were initially paid by Ray-Carroll County Grain Growers, Inc., the holder of all Class B membership units issued by the Company. The Company reimbursed Ray-Carroll County Grain Growers, Inc. for a total of $230,021 of costs incurred on behalf of the Company during the period ended December 31, 2006.

The Company also has multiple agreements in place with Ray-Carroll County Grain Growers, Inc., as noted below in note 8.

3. MEMBERS’ EQUITY

The Company was formed on January 24, 2006 to have a perpetual life. The Company has three classes of membership units (Classes A, B and C) with each unit representing a pro rata ownership interest in the Company’s capital, profits, losses and distributions. Generally, income and losses are allocated to all members in proportion to units held, regardless of class. Membership units are restricted securities under federal and state securities laws and will not be transferable unless certain conditions imposed by those laws and the Company’s operating agreement are met.

Members of all classes vote on all matters reserved for member approval as detailed in the operating agreement in proportion to the percentage interest held in the Company as a whole. All classes of membership units have similar voting rights other than for electing the Board of Managers to represent their respective classes. Members vote as a class to elect managers, with Class A, B, and C members being entitled to vote for seven, two and one manager positions, respectively. The eleventh member of the Board of Managers shall be chosen by the ten managers elected by the members and shall not be a member of the Company or an employee of a member.

Members must approve any substantial changes to the operating agreement, merger or consolidation with another business entity, sale of substantially all of the Company’s assets or voluntary dissolution. The Board of Managers decides all other matters regarding operation and management of the Company. With the exception of voting for managers as a class, all membership units are identical in their rights under the operating agreement.

The Board of Managers must approve all transfers or other dispositions of membership units. Upon an event of withdrawal of a member, as defined in the operating agreement, the Board of Managers may, but is not required to, elect to cause the Company to purchase such members’ interest at a price equal to fair market value as agreed to among the members, including the selling member.

The Company issued a confidential disclosure statement dated June 1, 2006 for the sale of up to 2,000 Class A membership units, with a minimum of $12,825,000 and a maximum of $30,000,000 raised from such offering of units. The private offering was available only to persons who were residents of the State of Missouri and investors were required to purchase a minimum of two (2) units, up to a maximum of thirty-four (34) units. Upon the execution of a subscription agreement for Class A units, a purchaser of Class A units was required to (i) pay a $1,000 subscription fee, (ii) pay 10% of the total purchase price of the Class A units subscribed, which was deposited into the Company’s escrow account for the offering, and (iii) deliver an executed promissory note in the amount of the remaining 90% balance of the subscription amount. Payments of amounts due under the promissory notes were subject to the call of the Board of Managers, with payment due within ten (10) days of the notice of the call. The units had an offering price of $15,000 per unit.

The private offering for Class A units was closed in August 2006 with 1,498 membership units being sold to 548 members for total proceeds of $23,018,000, including $548,000 of subscription fees.

The Class B units authorized for issuance by the Company were reserved for sale to Ray-Carroll County Grain Growers, Inc. A total of 422 Class B units have been issued as of December 31, 2006 at a price of $15,000 per unit, for total cash proceeds of $4,331,000, including $1,000 in subscription fees, and $2,000,000 in land and easements. As of December 31, 2006, $2,000,000 for the purchase of 133 Class B units is outstanding and recorded as a receivable, which is netted against Class B members’ equity in the balance sheet. The $2,000,000 is due from Ray-Carroll County Grain Growers, Inc. pending the final transfer of certain real property and property access and rail easements in exchange for issuance of the 133 Class B units. A special warranty deed was executed on January 29, 2007 for a transfer of the real property on which the Company’s plant will be located.

The Class C units authorized for issuance by the Company were reserved for sale to a group of investors under a separate offering. A total of 213 Class C units have been issued as of December 31, 2006 at a price of $15,000 per unit, for total proceeds of $3,196,000, including $1,000 in subscription fees.

All Class A, B, and C unit subscriptions were accepted on September 26, 2006.

4. FINANCING ARRANGEMENTS

During June 2006, the Company entered into an agreement with Farm Credit Services of Missouri (FCS) under which FSC will perform agent and servicing responsibilities in the closing and funding of a $53 million senior secured credit facility for the Company. In return, the Company will pay an agent fee of $132,500 upon the closing of the credit facility and will reimburse FCS for all closing costs. As of December 31, 2006, the Company is negotiating with FCS Financial, PCA, the successor company of FCS, on a construction and term loan agreement in the amount of $48 million.

5. GRANT REVENUE

During 2006, the Company received a value-added agricultural product market development grant from the Missouri Agriculture and Small Business Development Authority. The grant provides matching funds not to exceed $164,818 for working capital expenses. During the period ended December 31, 2006 the Company applied for and received $101,250 under this grant. Of this amount, $65,000 was recorded as grant revenue, $29,000 was netted against the costs of raising capital, and $7,250 was netted against construction in process.

6. CHAPTER 100 BONDS

In September 2006, the Company entered into an Economic Development Agreement with the County of Carroll, Missouri to implement a tax abatement plan under Missouri Statutes Chapter 100. The plan provides for 100% abatement of real property taxes for twenty years (through December 2028 or twenty years from the construction and commercial operation of the plant, whichever is later) to improve the Company’s cash flow and savings of expenses. Under the plan, legal title of the Company’s real property will be transferred to the County. The County will issue bonds under Chapter 100 of the Missouri Revised Statutes in the aggregate amount of the total cost of the project, estimated to be $70 million. The bonds will be issued to the Company, so no cash will exchange hands. The County will then lease the real estate back to the Company. The lease payments will be equal to the amount of the payments on the bonds. All of the Company’s right, title, and interest in the bonds are expected to be pledged to their finance company as additional security for the construction and term loan. At any time, the Company has the option to purchase the real property by paying off the bonds, paying the trustee fees, plus $1,000.

In return for the abatement of property taxes by the County, the Company has agreed to pay the County an issuance fee of $10,000 at the time of the issuance of the bonds and an additional $10,000 on each anniversary date thereafter until the bonds are no longer outstanding. In addition, the Company has agreed to make annual grant payments in lieu of property taxes in the amount of $90,000 for twenty years, the expected term of the bonds. The Company also agrees to pay the fees of the bond counsel for the transaction and any financial advisor selected by the County.

7. REGULATION

The construction of the plant requires various state and local permits to comply with existing governmental regulations designed to protect the environment and worker safety. The Company is subject to regulation on emissions of the United States Environmental Protection Agency (EPA) which require the Company to obtain air, water and other permits or approvals in connection with the construction and operation of the Company’s business. Sate and federal rules can and do change and such changes could result in greater regulatory burdens on the Company.

The ethanol production will require the Company to emit a significant amount of carbon dioxide into the air. Current Missouri law regulating emission does not restrict or prevent the Company from emitting carbon dioxide in to the air, but this could change in the future.

The Company is in the process of obtaining the necessary air and water permits to construct and operate the plant, including a permit to discharge wastewater from the plant.

In addition to the foregoing regulations affecting air and water quality, the Company is subject to regulation for fuel storage tanks. If the Company is found to have violated federal, state or local environmental regulations in the future, the Company could incur liability for clean-up costs, damage claims from third parties and civil and criminal penalties that could adversely affect its business.

8. COMMITMENTS AND CONTINGENCIES

The Company has taken assignment from Ray-Carroll County Grain Growers, Inc. of an agreement with U.S. Energy Services, Inc. for energy management and engineering services. The initial term of the agreement began on December 1, 2005 and will continue until twelve months after the plant’s completion date. After the initial term, the agreement will be month-to-month. The agreement provides for fees of $2,900 per month. Total fees of $30,450 were paid under this agreement during the period ended December 31, 2006.

The Company has entered into an agreement with Ray-Carroll County Grain Growers, Inc. to perform management, administrative, accounting, clerical and other services such as project management and operations management. The agreement began on November 29, 2006 and will continue until terminated by either party. The agreement has a fee schedule attached, listing the per hour cost for each service. The Company incurred total expenses related to this service agreement of $52,309 during the period ended December 31, 2006.

In March 2006, the Company entered into a grain supply agreement with Ray-Carroll County Grain Growers, Inc. Under the agreement, the Company agrees to purchase all corn needed to operate a 50-65 million gallon per year ethanol facility, up to twenty-two million bushels per year. The Company agreed to pay $0.116 per bushel over Ray-Carroll County Grain Growers, Inc.’s posted bid at their Carrollton facility, with the rate increasing annually by 3.0%. The term of this agreement is twenty years. No grain was purchased by the Company during the period ended December 31, 2006.

On July 14, 2006, the Company entered into a contract with ICM, Inc. to construct a dry-mill fuel-grade ethanol plant. The contract price is approximately $62.1 million. A 10% down payment, approximately $6.2 million, was due on the contract, to be paid over time as certain events occurred. As of December 31, 2006, the Company has paid $4 million of the down payment and it is included in construction in progress as of year-end. The remaining $2.2 million of the down payment is expected to be paid during early 2007. Construction of the plant is scheduled to begin in April 2007 and is estimated to be completed by June 2008, with a total estimated project cost, including the above construction contract, of approximately $82 million.

Subsequent to December 31, 2006, the Company entered into a railroad spur easement and a land access easement with Ray-Carroll County Grain Growers, Inc. to allow for proper access to the construction site. The market value of the easements, as determined by an independent appraiser, is included in property, plant and equipment. The easements were acquired, along with the purchase of approximately thirty (30) acres of land, in return for the issuance of 133 Class B membership units.

PART III

Items 1. Index to Exhibits.

Exhibit No.	Description
3.1	Articles of Organization
3.2	Operating Agreement
4.1	Form of Class A membership certificate
10.1	Services Agreement between Ray-Carroll County Grain Growers, Inc. and the Company dated November 29, 2006
10.2	Grain Supply Agreement between Ray-Carroll County Grain Growers, Inc. and the Company, dated March 1, 2006
10.3	Construction and Term Loan Agreement between the Company, FCS Financial, PCA, as adminstrative agent, and certain banks, dated March 7, 2007
10.4	Agreement between ICM, Inc. and the Company dated July 14, 2006*
10.5	Ethanol Marketing Agreement by and between the Company and Eco-Energy, Inc., dated May 4, 2007.
16.1	Letter from Christianson & Associates, PLLP

*	Confidential treatment has been requested for portions of this agreement. An unredacted copy of the Agreement has been provided to the SEC.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Show Me Ethanol, LLC, a Missouri limited liability company (Registrant)

Date:	August 3, 2007	By:	/s/ David Durham
		Printed Name:	David Durham
		Title:	Chairman